Exhibit 99.2
HYDRO PETROLEUM
CARVE-OUT COMBINED INCOME STATEMENTS U.S. GAAP
Combined statements of comprehensive income

		Year ended December 31,

Amounts in NOK million (except per share amounts)	Notes	2006	2005	2004

		As restated
Operating revenues	5	95,138	80,806	66,238

Raw materials and energy costs		29,066	25,063	23,100
Payroll and related costs	4, 6, 19	5,604	4,586	4,326
Depreciation, depletion and amortization	5, 14, 15	13,263	10,310	10,315
Impairment losses	5, 14, 15	4,939	208	—
Other	6, 24	(2,151)	(1,175)	(1,282)

Operating costs and expenses		50,721	38,991	36,459

Operating income	5	44,417	41,814	29,778
Equity in net income of non-consolidated investees	5, 12	201	102	73
Financial income (expense), net	7, 10, 23	926	(2,073)	(716)
Other income (expense), net	5, 8	53	66	58

Income before taxes		45,597	39,909	29,193
Income tax expense	9	(35,213)	(28,972)	(20,891)

Net income		10,384	10,937	8,302

Basic and diluted earnings per share	3	8.40	8.70	6.50

Combined statements of comprehensive income1)
Net income		10,384	10,937	8,302
Minimum pension liability adjustment	3	6	(189)	68
Net investment hedge	3	—	—	—
Net foreign currency translation adjustments	3	(1,824)	375	(227)

Total other comprehensive income (loss), net of tax	3	(1,818)	186	(159)

Comprehensive income, net of tax		8,566	11,123	8,143

1)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)
The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM
CARVE-OUT COMBINED BALANCE SHEETS U.S. GAAP

		December 31,

Amounts in NOK million	Notes	2006	2005

Assets
Cash and cash equivalents	10	152	197
Short-term investments	10	1	6
Accounts receivable, less allowances of 127 and 146		11,280	11,170
Receivables from Norsk Hydro After Demerger	10	975	581
Inventories	11	2,277	1,601
Prepaid expenses and other current assets	11	8,661	9,454
Current deferred tax asset	9	2,610	1,714

Total current assets	5	25,956	24,722

Non-consolidated investees	12	1,675	2,213
Property, plant and equipment, less accumulated depreciation, depletion, amortization and impairment losses	14	93,818	93,568
Intangible assets	13, 15	3,271	3,089
Prepaid pension, investments and other non-current assets	13, 19	2,284	3,746
Deferred tax assets	9	1,142	259

Total non-current assets	5	102,190	102,874

Total assets	5	128,146	127,596

Liabilities and shareholders’ equity
Bank loans and other interest-bearing short-term debt	16	1,129	1,986
Current portion of long-term debt	18	17	189
Payables to Norsk Hydro After Demerger		145	776
Other current liabilities	17	35,073	29,822
Current deferred tax liabilities	9	341	96

Total current liabilities		36,706	32,868

Long-term debt	18	15,291	16,322
Accrued pension liabilities	19	3,903	2,273
Other long-term liabilities	20	12,835	9,121
Deferred tax liabilities	9	26,341	30,613

Total long-term liabilities		58,370	58,329

Other shareholders’ equity	3	37,164	36,782
Accumulated other comprehensive income (loss)	3	(4,093)	(383)

Shareholders’ equity	3	33,071	36,399

Total liabilities and shareholders’ equity		128,146	127,596

The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM
CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS U.S. GAAP

		Year ended December 31,

Amounts in NOK million	Notes	2006	2005		2004

		As restated
Operating activities:
Net income		10,384	10,937		8,302
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and impairment losses	5	18,202	10,518		10,315
Equity in net income of non-consolidated investees	5, 12	(201)	(102)		(73)
Dividends received from non-consolidated investees		68	136		196
Deferred taxes	9	(4,093)	612		(1,250)
Loss on sale of non-current assets		689	9		53
Loss (gain) on foreign currency transactions	7	(862)	1,812		(909)
Net sales of trading securities		5	1		—
Other		174	303		275
Working capital changes that provided (used) cash:
Receivables		(274)	(2,630)		464
Inventories		(323)	(418)		(214)
Prepaid expenses and other current assets		948	(5,171)		(611)
Other current liabilities		4,171	6,824		4,624

Net cash provided by operating activities		28,888	22,831		21,172

Investing activities:
Purchases of property, plant and equipment		(15,845)	(13,267)		(10,563)
Purchases of other long-term investments		(2,969)	(16,847)		(125)
Proceeds from sales of property, plant and equipment		163	1,132	1)	691
Proceeds from sales of other long-term investments		1,250	151		83

Net cash used in investing activities		(17,401)	(28,831)		(9,914)

Financing activities:
Loan proceeds		—	746		7
Principal repayments		(736)	(730)		(5,203)
Cash provided by (transferred to) Norsk Hydro After Demerger		(10,789)	5,991		(6,126)

Net cash provided by (used in) financing activities		(11,525)	6,007		(11,322)

Foreign currency effects on cash and cash equivalents		(7)	—		(20)

Net increase (decrease) in cash and cash equivalents		(45)	7		(84)
Cash and cash equivalents at beginning of year		197	190		274

Cash and cash equivalents at end of year		152	197		190

Cash disbursements regarding interest (net of capitalized)		—	353		935
Income taxes		33,766	27,872		17,109

1)	In January 2005, Hydro Petroleum received approximately NOK 1.1 billion relating to the sale of its 10% ownership interest in Snøhvit in 2004, and that was reported as a short-term receivable within Other current assets as of December 31, 2004.
The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 1 Summary of significant accounting policies
Accounting principles for the Carve-Out Combined Financial Statements for Hydro Petroleum
Background — description of proposed transaction
      The Board of Directors of Norsk Hydro ASA (Norsk Hydro) and the Board of Directors of Statoil ASA (Statoil) have approved a merger plan that provides for the merger of Norsk Hydro’s petroleum activities (Hydro Petroleum) with Statoil. The merger presupposes a demerger of Norsk Hydro ASA. As part of the merger, a transfer will also take place of the ownership interests in a number of companies to be included in the merged company’s corporate structure, as well as a transfer of the ownership interests in certain other partly owned companies.
      The remainder of the activities of Norsk Hydro, and the ownership interests in the companies not included in the merger will be part of the Norsk Hydro Group’s continued operations (Norsk Hydro After Demerger).
      Upon completion of the merger, all assets and liabilities, rights and obligations included in Hydro Petroleum will be transferred to Statoil. In accordance with the Merger Plan, all cash and short-term investments held by the parent company are allocated to Norsk Hydro After Demerger. All debenture loans will be transferred to Hydro Petroleum. To achieve the agreed level of NOK 1 billion in net interest-bearing debt as of the January 1, 2007 financial effective date, a demerger receivable of NOK 18,196 million payable by Norsk Hydro After Demerger to Hydro Petroleum will be established as of the financial effective date. The transfer takes place by reducing the share capital of Norsk Hydro by reducing the par value of each share, while increasing the share capital of Statoil by issuing new shares as consideration to Norsk Hydro’s shareholders, resulting in the shareholders receiving 0.8622 shares in the merged company for each share owned in Norsk Hydro. Consideration in the form of shares shall not be issued for Norsk Hydro’s own shares.
      The financial effective date of the merger shall be January 1, 2007.
Basis for presentation
      The Hydro Petroleum carve-out combined financial statements have been derived from the accounts and records of the Hydro Petroleum businesses and operations as included in Norsk Hydro’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. To the extent items have been allocated, the principles and reasons for such allocations are described below.
      The carve-out combined financial statements include the historical operations, and assets and liabilities of Hydro Petroleum. The operations and companies of Hydro Petroleum are not identical with the operations reported as Oil & Energy in Norsk Hydro’s segment reporting. Where significant assets or operations previously reported as part of other segments are included in Hydro Petroleum, these operations are included in the carve-out combined financial statements. Hydro IS Partner (IS Partner), previously reported as part of Other Businesses is included in Hydro Petroleum. Similarly, assets and operations previously reported as part of Oil & Energy not included in Hydro Petroleum are excluded from the carve-out combined financial statements. The Power activities, previously reported as part of Energy and Oil Marketing within Oil & Energy are excluded from Hydro Petroleum. Previously unallocated assets, liabilities, expenses and income reported as part of Corporate and eliminations have been allocated between Hydro Petroleum and Norsk Hydro After Demerger as described below.
      These carve-out combined financial statements are prepared using the historical results of operations and historical basis of the assets and liabilities of Hydro Petroleum. Management believes the assumptions underlying the carve-out combined financial statements are reasonable. However, the carve-out combined financial statements as presented may not reflect what the results of operations, financial position and cash flows would have been had Hydro Petroleum been a stand-alone company during the periods presented, and may not be indicative of future performance.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
General and overhead costs
      The majority of costs originate in the individual business units. Costs related to shared services and corporate services, such as legal, IS/IT, human resources services and other, are charged to units based on services delivered in each period. General corporate overhead has been allocated between Hydro Petroleum and Norsk Hydro After Demerger. These costs are mainly related to general management, governance functions, accounting and investor relations, cash management, and finance functions. Total allocation to Hydro Petroleum constitutes NOK 267 million, NOK 329 million and NOK 223 million for the years 2006, 2005 and 2004, respectively. General and overhead costs are allocated based on the ratio of net values based on the assumption that previously unallocated costs primarily are related to holding functions and shareholder related activities, and as such cannot be related to activities in the businesses within the group. Management believes that allocation based on the relative value provides a reasonable allocation of these costs and expenses.
Cash and cash equivalents
      Norsk Hydro uses a centralized approach to cash management. As a result, the Hydro Petroleum operations have not had separate funds. Cash and cash equivalents in Norsk Hydro’s consolidated financial statements represent primarily cash held by the parent company. In the carve-out combined financial statements, cash balances held by subsidiaries of Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. No cash held by the parent company has been allocated to Hydro Petroleum.
Loans
      Norsk Hydro also uses a centralized approach to financing of its operations. As a result, the Hydro Petroleum operations have not had separate external financing. In the carve-out combined financial statements loans held by subsidiaries transferred to Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. Norsk Hydro’s debt has been allocated to Hydro Petroleum based on the historic funding requirements.
Financial income and expense
      Interest expense and currency gains and losses represent the actual cost of Hydro Petroleum’s debenture loans and other debt. Currency exposure is managed centrally based on Norsk Hydro’s total exposure. To the extent currency gains and losses are directly attributable to the units’ operating activities, the gains and losses are reported as part of the results of the relevant unit. Management’s review of the currency exposure in the group shows that the currency exposure is mainly driven by the currencies in which revenue and significant costs are denominated or determined in. Hydro Petroleum and Norsk Hydro After Demerger have sales and expenses in foreign currencies with similar patterns, where USD and EUR are the main transaction currencies. Management believes that an allocation method derived from revenues best represent the currency exposures within Norsk Hydro’s businesses.
Pension costs
      All Norwegian employees participate in a combined pension plan. The actual service cost, liabilities and assets associated with Hydro Petroleum employees and retired plan members are included in the carve-out combined financial statements.
Income Taxes
      Significant effects of tax consolidation of Hydro Petroleum’s taxable income in the various countries with the taxable income of the remaining part of Norsk Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for Hydro Petroleum has been

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
calculated in the carve-out combined financial statements in order to give an estimate of what the tax expense would have been if Hydro Petroleum was a separate company.
      However, the tax expense in the carve-out combined financial statements may not reflect what the tax expense would have been had Hydro Petroleum been a stand-alone company during the period presented.
Internal transactions and contracts
      Contracts between entities within Hydro Petroleum and Norsk Hydro After Demerger have been recognized as if they were contracts with unrelated parties at arms length. This includes sales and purchases of goods and services, and certain derivative instruments, primarily with currency and electricity underlying. Receivables and payables with Norsk Hydro After Demerger as counterparty are separately classified in the carve-out combined balance sheets, and represents trade receivable and payables and items related to capital transfers between legal entities. Such receivables and payables are netted to the extent they are of a financial nature.
Cash flow statement
      The carve-out combined statements of cash flows are based on the historical results of Hydro Petroleum’s business. The total cash generated by Hydro Petroleum is, for the purpose of these carve-out combined financial statements, assumed to have been used for servicing equity.
Summary of significant accounting policies
      Hydro Petroleum consists primarily of the Norsk Hydro segment Oil & Energy, excluding power activities, and IS Partner. The Oil & Energy segment of Norsk Hydro is an offshore producer of oil and gas. IS Partner provides information services to Norsk Hydro and external customers.
      The carve-out combined financial statements for Hydro Petroleum are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.
Principles of combination
      Hydro Petroleum combines subsidiaries where Hydro Petroleum controls directly or indirectly more than 50 per cent of the voting interest. Hydro Petroleum combines variable interest entities (VIEs) when Hydro Petroleum is considered as the primary beneficiary based on contractual and risk-sharing arrangements. Variable Interest Entities (VIEs) are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All significant inter-company transactions and balances have been eliminated.
      Investments in companies (non-consolidated investees) in which Hydro Petroleum exercises significant influence are accounted for using the equity method. The equity method involves showing the investment at Hydro Petroleum’s share of the equity in the investee, including any excess values or goodwill. Hydro Petroleum’s share of net income, including depreciation and amortization of excess values, is included in Equity in net income from non-consolidated investees. Material unrealized profits resulting from transactions with an investee are eliminated.
      Significant influence normally exists when Hydro Petroleum has a substantial ownership interest of 20 to 50 per cent of the voting shares. Hydro Petroleum uses the equity method for a limited number of investees where Hydro Petroleum owns less than 20 per cent of the voting rights, based on an evaluation of the governance structure in each investee. In corporate joint ventures, special voting rights in some companies give each of the

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
partners decision rights that exceed what normally would follow from the ownership share. This may be in the form of a specified number of board representatives, in the form of a right of refusal on important decisions, or by requiring a qualified majority for all or most of the important decisions. Participation in joint ventures is accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participations in joint ventures in the upstream oil and gas business are accounted for using the pro-rata method.
      Hydro Petroleum reviews non-consolidated investees for impairment when indicators of a possible loss in value are identified. As Hydro Petroleum’s non-consolidated investees generally are not listed on a stock exchange or regularly traded, our impairment review for such investees can only in rare cases be based on market prices. Impairment indicators include such items as operating losses or adverse market conditions. The fair value of the investment is estimated based on valuation model techniques. If the estimated fair value of the investee is below Hydro Petroleum’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Business combinations
      Business combinations are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value as of the time of the acquisition. Any excess of the purchase price over the fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 per cent, the recorded amount of assets and liabilities acquired reflect only Hydro Petroleum’s relative share of excess values. For VIEs, the total fair value of assets and liabilities are recognized and any excess value attributable to non-controlling interests affects minority interests. See note 2 for a description of significant acquisitions and disposals during the past three years.
Exit costs
      Hydro Petroleum recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred, not at the commitment date of an exit plan. Termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed as of the date of employee notification.
Foreign currency translation
      The financial statements, including any excess values, of foreign operations are translated using the exchange rate at year-end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including the effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in other comprehensive income.
Foreign currency transactions
      Realized and unrealized currency gains or losses on transactions are included in net income. Similarly, unrealized currency gains or losses on assets and liabilities denominated in a currency other than the functional currency not qualifying for hedge accounting treatment are also included in net income.
Revenue recognition
      Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
the closing of the rebate period. In arrangements where Hydro Petroleum acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.
      Revenues from the production of oil and gas are recognized on the basis of the company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro Petroleum’s share of produced volumes and sold volumes is not material.
      Activities related to the trading of derivative commodity instruments, or related to the purchase or delivery of physical commodities on a widely recognized commodity exchange or delivery hub, as well as physical commodity swaps with a single counterparty, are presented on a net basis in the income statement, with the margin from trading recognized in operating revenues.
Cash and cash equivalents
      Cash and cash equivalents includes cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.
Short-term investments
      Short-term investments include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro Petroleum’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recognized when earned.
Inventories
      Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the purchase price of the inventory. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recognized as expense in the current period.
Investments
      Investments include Hydro Petroleum’s portfolio of long-term marketable equity securities that are not combined or accounted for using the equity method. The portfolio is considered available-for-sale securities and is measured at fair value. Unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income. Other investment income is recognized when earned.
      Investments where a market value is not readily observable are recognized at cost. Investments are reviewed for impairment if indications of a loss in value are identified. Fair value of the investment is estimated based on valuation model techniques for non-marketable securities. When the estimated fair value of the investee is below Hydro Petroleum’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.
Exchanges of nonmonetary assets
      Nonmonetary transactions that have commercial substance are accounted for at fair value and any resulting gain or loss on the exchange is recognized in the income statement. A nonmonetary exchange has commercial substance if Hydro Petroleum’s future cash flows are expected to change significantly as a result of the exchange. Hydro Petroleum accounts for certain nonmonetary exchanges of oil and gas related assets at fair value and accounts for certain other nonmonetary exchanges of oil and gas producing assets where Hydro Petroleum has substantial continuing involvement without recognizing a gain or loss on the exchange.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Property, plant and equipment
      Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. If a legal obligation for the retirement of a tangible long-lived asset is incurred, the carrying value of the related asset is increased by the estimated fair value of the asset retirement obligation upon initial recognition of the liability.
      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, as described in FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and disposition of the asset or group of assets working together to create identifiable, relatively independent cash flows. If the carrying amount is not recoverable, a write-down (impairment) to fair value is recorded. In the event of a subsequent increase in the fair value of the impaired asset or group of assets, previously recognized impairment write-downs are not reversed.
      Capitalized interest Interest is capitalized as part of the historical cost of qualifying assets, and subsequently amortized over the estimated useful life of the asset.
      Leased assets Leases which provide Hydro Petroleum with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of the minimum lease payments or the fair value, if lower, and recorded as assets under Property, plant and equipment. The liability is included in Long-term debt. The capital leases are depreciated and the related liability reduced by the amount of the lease payment less the effective interest expense. All other leases are classified as operating leases and the lease payments are recognized as an expense over the term of the lease.
      Exploration and development costs of oil and gas reserves Hydro Petroleum uses the successful efforts method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the cost of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.
      Cost relating to acquired exploration rights are allocated to the relevant areas and capitalized, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately. All development costs for wells, platforms, equipment and related interest are capitalized. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro Petroleum uses future net cash flows to evaluate unproved properties for impairment, the improved reserves are risk adjusted before estimating future cash flows associated with those resources. Preproduction costs are expensed as incurred. See note 26 for additional information.
      Depreciation, depletion and amortization Depreciation and depletion expense includes the accretion of discounted asset retirement obligations. Oil and gas producing properties are depreciated individually using the unit-of-production method as proved developed reserves are produced. Unit-of-production depreciation rates are reviewed and revised whenever there is an indication of the need for a change in the rates and at a minimum all producing fields are reviewed at least once a year. Any revisions in the rates are accounted for prospectively.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
      Depreciation for tangible assets is determined using the straight-line method over the estimated useful life of the asset with the following rates:

Machinery and equipment	5-25 per cent
Buildings	2-5 per cent
Other	10-20 per cent
Asset retirement obligations
      Hydro Petroleum recognizes the estimated fair value of asset retirement obligations in the period in which it is incurred. Obligations for oil and gas installations are recognized when the assets are constructed and ready for production. Related asset retirement costs are capitalized as part of the carrying value of the long-lived asset and the liability is accreted for the change in its present value each reporting period. Liabilities that are conditional on a future event (e.g. the timing or method of settlement), whether under the control of Hydro Petroleum or not, are recognized if the fair value of the liability can be reasonably estimated. Asset retirement costs are depreciated over the useful life of the related long-lived asset.
Intangible assets
      Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. Intangible assets determined to have an indefinite useful life are not amortized but are subject to impairment testing on an annual basis.
      Goodwill When a business is acquired, the purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill is not amortized, but is reviewed for impairment at a minimum on an annual basis and whenever indicators of possible impairment are observed. The impairment test requires that the fair value of the reporting unit be compared to the carrying value of the reporting unit. The fair value of the reporting unit is estimated using valuation techniques.
      Emission rights Hydro Petroleum accounts for Norwegian and EU government granted and purchased CO2 emission allowances at nominal value (cost) as an intangible asset. The emission rights are not amortized as they are either settled on an annual basis before year-end (matched specifically against actual CO2 emissions) or rolled over to cover the next year’s emissions; impairment testing is done on an annual basis. Actual CO2 emissions over the 95 per cent level granted by the government are recognized as a liability at the point in time when emissions exceed the 95 per cent level. Any sale of government granted CO2 emission rights is recognized at the time of sale at the transaction price.
Contingencies and guarantees
      Hydro Petroleum recognizes a liability for the fair value of obligations it has undertaken in issuing guarantees, including Hydro Petroleum’s ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. Contingencies are recognized in the financial statements when probable of occurrence and can be estimated reliably.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Oil and gas royalty
      Oil and gas revenue is recorded net of royalties payable in kind.
Shipping costs
      Shipping and handling costs are included in Other operating expenses. Shipping and handling costs invoiced to customers are included in Operating revenues.
Research and development
      Research and development costs are expensed as incurred. To the extent development costs are directly contributing to the construction of a fixed asset, the development costs are capitalized as part of the asset provided all criteria for capitalizing the cost are met.
Other income (expense), net
      Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as Other income and expense.
Income taxes
      Deferred income tax expense is calculated using the liability method in accordance with FASB Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS 109). Under this method, deferred tax assets and liabilities are measured based on the difference between the carrying value of assets and liabilities for financial reporting and their tax basis when such differences are considered temporary in nature. Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for the deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.
      Hydro Petroleum recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.
Derivative instruments
      Hydro Petroleum applies FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, when accounting for derivatives, as well as when determining whether contracts are derivatives. Derivative financial instruments are marked-to-market with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. Derivatives are classified as short-term if their final maturity date is within 12 months of the balance sheet date. If Hydro Petroleum has master netting agreements, or the intention and ability to settle two or more derivatives net, they are presented net on the face of the balance sheet. Otherwise derivative contracts are presented gross at their fair value.
      Forward currency contracts and currency options are recognized in the financial statements and measured at fair value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).
      Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in Financial income (expense),

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
net. Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in Financial income (expense), net.
      Derivative commodity instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenue and/or operating cost, unless the instrument is designated as a hedge instrument and qualifies for hedge accounting.
      Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of the qualifying hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in Other Comprehensive Income (OCI) until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period’s earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of hedged item are recognized currently in earnings.
      Energy contracts are accounted for according to EITF 02-3 Energy Contracts, and are recorded in the balance sheet at fair value unless those contracts qualify for the normal purchase or normal sale exemption. Energy contracts that do not meet the criteria of EITF 02-3 are treated as executory contracts with no gain or loss recognized prior to realization.
Share-based compensation
      Hydro Petroleum accounts for share-based compensation in accordance with FASB Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (SFAS 123(R)). At each reporting period, the fair value of any share-based compensation is measured using a Black-Scholes option-pricing model and compensation expense is accrued, pro-rata based on the fair value, over the service period.
      Costs related to employees engaged in Hydro Petroleum’s businesses have been charged to those units. Costs related to employees in corporate staffs and corporate managements have been allocated to Hydro Petroleum as part of the allocation of corporate costs. For additional information see note 4.
      Pro forma disclosures required by the predecessor accounting standard (SFAS 123) to illustrate the effect on net income and earnings per share for 2004 and 2005 have not been prepared for Hydro Petroleum, as the effect is not material.
Employee retirement plans
      Pension costs are calculated in accordance with FASB Statement of Accounting Standards No. 87 “Employers’ Accounting for Pensions” and FASB Statement of Accounting Standards No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 per cent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants. The funded status of a pension plan is measured as of December 31. Disclosures related to pension plans and other retirement benefits are in accordance with FASB Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) and FASB Statement No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” Hydro Petroleum recognizes the overfunded or underfunded status of defined benefit plans as an asset or liability in the statement of financial position, with changes in the funded status, net of tax recognized as Other comprehensive income.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Changes in accounting principles
Recognition of over/under funded status of retirement plans
      In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard is an amendment of FASB Statements No. 87, 88, 106 and 132(R). The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Changes in the funded status are to be recognized through comprehensive income in the year in which changes occur. In accordance with SFAS 158 Hydro Petroleum is initially applying the requirement to recognize the funded status of a benefit plan and the additional disclosure requirements as of December 31, 2006. The impact of this requirement on the statement of financial position is material, see note 19 for additional information.
      SFAS 158 also mandates measurement of the funded status of a plan as of year-end, thus eliminating the previously allowed possibility for measurement within the last three months of the fiscal year. Adoption of a year-end measurement date is required by SFAS 158 for fiscal years ending after December 15, 2008, with early application encouraged. Hydro Petroleum is adopting the year-end measurement date requirement as of December 31, 2006. The impact of adopting the measurement date provisions is nil, as Hydro Petroleum’s policy for the measurement date for funded employee retirement plans has always been as of December 31.
Inventory counterparty purchases and sales
      During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Effective April 1, 2006 Hydro Petroleum implemented Issue No. 04-13 with no material impact. Issue No. 04-13 applies to any new arrangements entered into after the implementation date.
Accounting changes and error corrections
      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements that do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles. Hydro Petroleum adopted SFAS 154 as of January 1, 2006. Hydro Petroleum did not have any accounting changes or error corrections within the scope of SFAS 154 during 2006.
Share-based payment
      In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment.” SFAS 123(R) requires all share-based payment plans to be recognized in the financial statements at fair value. Hydro Petroleum adopted SFAS 123(R) as of January 1, 2006. The impact of adopting SFAS 123(R) on Hydro Petroleum’s financial statements for 2006 is not material and the income statement cumulative effect of change in accounting principle is nil.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Asset retirement obligations
      In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations.” This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities even though the retirement of the asset is conditional on a future event. Hydro Petroleum adopted FIN 47 as of December 31, 2005. For Hydro Petroleum, the cumulative effect of the change in accounting principle related to FIN 47 was nil.
Inventory cost
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Cost, an amendment of ARB 43, Chapter 4” (SFAS 151). The standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges rather than as a portion of the inventory cost. Hydro Petroleum adopted SFAS 151 as of July 1, 2005. The impact of adopting SFAS 151 on Hydro Petroleum’s carve-out combined financial statements has not been material.
Exchanges of nonmonetary assets
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (SFAS 153). The statement amends APB 29 “Accounting for Nonmonetary Transactions”, FASB Statement of Financial Accounting Standards No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” and certain other standards. Hydro Petroleum implemented the provisions of SFAS 153 for nonmonetary exchange transactions as of January 1, 2005 with no material effect.
Suspended well cost
      Effective for reporting periods beginning after the issuance date of April 4, 2005, the FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” provides guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Financial Accounting Standards Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS 19) requires the cost of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. FSP FAS 19-1 amended SFAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met and additional disclosures provided. Hydro Petroleum has not recognized any changes to the amounts previously capitalized. See note 26 for additional information.
Combination of variable interest entities
      Effective January 1, 2004, Hydro Petroleum adopted FASB Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46(R)), which is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. These entities are referred to as variable interest entities or VIEs. FIN 46(R) provides guidance for determining which party retains the controlling financial interest in VIEs when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro Petroleum did not become involved with any new VIEs during the period January 31 to December 31, 2003 or have any interests in Special Purpose Entities (SPEs) as of December 31, 2003, implementation of the Interpretation was required as of March 31, 2004. As of year-end 2006, 2005 and 2004 Hydro Petroleum did not have any VIEs.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Contractual mineral rights
      The FASB issued FSP FAS 142-2 “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), to Oil- and Gas-Producing Entities” on September 2, 2004. This FSP is effective for the first reporting period beginning after the issuance date and clarifies that the costs for acquiring contractual mineral rights in oil and gas properties would continue to be recorded as those for tangible assets. It also addresses whether the scope exception within SFAS 142 for the accounting as prescribed in SFAS 19 extends to the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. The FSP concluded that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for such assets. The FSP confirms Hydro Petroleum’s current practice.
New pronouncements
Fair value option
      In February 2007 the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. SFAS 159 permits companies to choose to report eligible financial assets and liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option can be applied instrument by instrument and once chosen is irrevocable. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Hydro Petroleum currently has very few financial instruments that are in scope for the fair value option, and the expected impact of SFAS 159 is minimal. Hydro Petroleum will implement SFAS 159 no later than January 1, 2008.
Fair value measurement
      In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. Hydro Petroleum is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the carve-out combined financial statements. Hydro Petroleum will implement SFAS 157 no later than January 1, 2008.
Uncertainty in income tax positions
      In June 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions, an interpretation of FASB Statement No. 109” (FIN 48). This interpretation addresses the diversity in practice that has arisen, due to a lack of specific guidance in SFAS 109, related to the recognition, derecognition and measurement of income taxes. FIN 48 specifically clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold. Tax positions must meet a more-likely-than-not recognition threshold. The tax benefit is measured at the largest amount of benefit that is greater than 50 per cent likely of being realized upon ultimate settlement. Hydro Petroleum will implement FIN 48 as of January 1, 2007. Hydro Petroleum is currently evaluating the accounting impact but does not expect the adoption of FIN 48 to materially impact the results of operations or financial position.
Recognition of buy/sell arrangements
      In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the same

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
counterparty under a single contract or separate contracts entered into concurrently. The first issue, recently discussed by the EITF and now addressed by EITF 04-13, concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.
      Hydro Petroleum currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. Hydro Petroleum has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro Petroleum has concluded that net presentation on the income statement is a better representation of the underlying business purpose of certain contracts. As a result, effective January 1, 2005, these arrangements have been presented net in the income statement. These arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these contracts was NOK 1,449 million for 2004.
Restatement
      When preparing the carved-out combined financial statements for Hydro Petroleum, loans and related interest have been allocated to Hydro Petroleum from Norsk Hydro based on the historic funding requirements. This resulted in the Company’s capitalized interest exceeding interest expense for 2006. The 2006 interest expense in the carve-out combined financial statements has been adjusted to cover capitalized interest. This resulted in a reduction in net income of NOK 41 million for 2006. This adjustment did not affect the 2006 balance sheet of Hydro Petroleum or the 2006 earnings per share.
      The following tables summarize the effects of the restatement on the company’s carve-out combined income statement and cash flows for the year ended December 31, 2006.

	Carve-out Income Statement

	Year ended		Year ended
	December 31,		December 31,
	2006		2006
	As Previously		As
Amounts in NOK million	Reported	Adjustments	Restated

Financial income (expense), net	983	(57)	926
Income before taxes	45.654	(57)	45.597
Income tax expense	(35.229)	16	(35.213)
Net income	10.425	(41)	10.384

	Carve-out Combined Statements of Cash Flows

	Year ended		Year ended
	December 31,		December 31,
	2006		2006
	As Previously		As
Amounts in NOK million	Reported	Adjustments	Restated

Net income	10.425	(41)	10.384
Net cash provided by operating activities	28.929	(41)	28.888
Cash provided by (transferred to) Norsk Hydro After Demerger	(10.830)	41	(10.789)
Net cash provided by (used in) financing activities	(11.566)	41	(11.525)
Cash disbursements regarding interest (net of capitalized)	57	(57)	—

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 2 Business combinations and dispositions
      Subsequent to and during the three years ended December 31, 2006, Hydro Petroleum entered into the following significant business combinations and dispositions.
2006 Acquisitions
      No major acquisitions were agreed or completed during 2006.
2006 Dispositions
      In July 2006 Hydro Petroleum agreed to sell its 50 per cent ownership share in Hydro Texaco for a total consideration of NOK 1,064 million. The transaction was completed in October after approval of the relevant authorities, and resulted in a gain of NOK 53 million. The Hydro Texaco investment was included as a non-consolidated investee in Oil & Energy.
2005 Acquisitions
      In September 2005 Hydro Petroleum issued an offer to acquire Spinnaker Exploration Company (Spinnaker), a U.S. based public company. The acquisition substantially increased Hydro Petroleum’s presence and growth potential in the U.S. Gulf of Mexico. The transaction was completed December 13 after approval of Spinnakers shareholders and U.S. authorities, and is reflected in Hydro Petroleum’s combined results from that date. Spinnaker was engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. The consideration for all outstanding shares, including direct acquisition costs, amounted to NOK 16,534 million (USD 2,458 million).
      Assets acquired and liabilities assumed have been recognized at estimated fair value. The majority of the fair values are allocated to developed and undeveloped oil and gas properties. Seismic database licenses controlled by Spinnaker, and rights to acquire such licenses by paying a change of control fee have been allocated a combined value of around NOK 500 million, of which NOK 320 million relates to database licenses that Hydro Petroleum gained control of upon the acquisition. As Hydro Petroleum uses the successful effort method of accounting for oil and gas exploration, this part of the purchase price was expensed as Exploration expense at acquisition. The remaining net value of NOK 180 million was expensed as the rights to acquire the seismic database licenses were exercised during 2006. The allocation of purchase price was provisional, and adjustments were made as further information about the acquired assets and liabilities assumed became known through remaining planned analyses of expected reserves in oil and gas properties and their estimated fair value. Property, plant and equipment, including proved and unproved properties were downward adjusted by approximately NOK 800 million corresponding to around 4 per cent following detailed analyzes of the fair value of the acquired assets. The allocation resulted in recognition of goodwill. The main contributors to goodwill are the difference between nominal deferred tax and the present value of deferred tax, and certain seismic information not qualifying for separate recognition as intangible assets.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Allocation of purchase price:

Amounts in NOK million

Cash and cash equivalents	89
Other current assets	1,094
Property, plant and equipment	18,087
Goodwill	3,435
Short-term liabilities	(886)
Long-term liabilities	(5,284)

Estimated fair value of the net assets of Spinnaker	16,534

2005 Dispositions
      No major dispositions were agreed or completed during 2005.
2004 Acquisitions
      No major acquisitions were agreed or completed during 2004.
2004 Dispositions
      No major dispositions were agreed or completed during 2004.
Note 3 Combined shareholders’ equity
      For the purpose of the carve-out combined financial statements, Hydro Petroleum’s equity is presented as one class of equity, reflecting the fact that Hydro Petroleum has not been a separate legal entity and will not operate as a separate legal entity in the future. The Merger plan provides for direct transfer of assets, liabilities and activities included in Hydro Petroleum to Statoil ASA.
      For the purpose of calculating earnings per share, Hydro’s weighted average number of outstanding shares of 1,240,804,344 for 2006, 1,254,036,520 for 2005 and 1,272,057,165 for 2004 have been used. Hydro’s total number of outstanding shares was 1,226,175,885 shares as of December 31, 2006 and 1,250,692,320 as of December 31, 2005.
      Hydro Petroleum’s earnings in the prior periods do not directly affect changes in equity for the respective period, but are, for the purpose of the carve-out combined financial statements, included in transfers to or from Norsk Hydro After Demerger.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Accumulated shareholders’ equity

		Accumulated
	Other	other	Total
	shareholder’s	comprehensive	shareholders’
Amounts in NOK million	equity	income	equity

Balance December 31, 2003	17,553	(410)	17,143

Net income 2004	8,302		8,302
Transfers to Norsk Hydro After Demerger	(6,218)		(6,218)
Minimum pension liability		68	68
Hedge of net investment		—	—
Foreign currency translation		(227)	(227)

Balance December 31, 2004	19,637	(568)	19,069

Net income 2005	10,937		10,937
Transfers from Norsk Hydro After Demerger	6,208		6,208
Minimum pension liability		(189)	(189)
Hedge of net investment		—	—
Foreign currency translation		375	375

Balance December 31, 2005	36,782	(383)	36,399

Net income 2006 (As restated)	10,384		10,384
Transfers to Norsk Hydro After Demerger (As restated)	(10,002)		(10,002)
Minimum pension liability		6	6
Incremental impact of recognizing funded status of defined benefit pension plans and postretirement benefits		(1,891)	(1,891)
Foreign currency translation		(1,824)	(1,824)

Balance December 31, 2006	37,164	(4,093)	33,071

Components of total accumulated comprehensive income

	Net		Funded		Total
	unrealized	Minimum	status of	Net foreign	accumulated
	gain (loss)	pension	defined	currency	other
	investment	liability	benefit	translation	comprehensive
Amounts in NOK million	hedge	adjustment	pension plans	loss	income (loss)

Balance December 31, 2004	246	(95)	—	(720)	(568)
Balance December 31, 2005	246	(285)	—	(345)	(383)
Balance December 31, 2006	246	—	(2,170)	(2,169)	(4,093)

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Changes in other comprehensive income and related tax effects

	December 31, 2006			December 31, 2005			December 31, 2004

Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

Net investment hedge	—	—	—	—	—	—	—	—	—
Companies sold	—	—	—	—	—	—	—	—	—

Net investment hedge	—	—	—	—	—	—	—	—	—

Minimum pension liability adjustment	9	(3)	6	(263)	74	(189)	95	(27)	68

Foreign currency translation	(1,855)	—	(1,855)	375	—	375	(168)	—	(168)
Companies sold	31	—	31	—	—	—	(59)	—	(59)

Net foreign currency translation	(1,824)	—	(1,824)	375	—	375	(227)	—	(227)

Total change in other comprehensive income	(1,815)	(3)	(1,818)	112	74	186	(132)	(27)	(159)

Note 4 Remuneration and share-based compensation
      All information presented in this note is for Norsk Hydro, and has not been adjusted or carved-out to reflect remuneration or share-based compensation for Hydro Petroleum on a stand-alone basis. The Board of Directors’ remuneration is remuneration paid to the current Norsk Hydro board during 2006. The Norsk Hydro Corporate Management Board (CMB) information reflects the CMB composition as of December 31, 2006.
      Expenses related to executive management remuneration, including expenses related to share-based payment plans, have been allocated between Hydro Petroleum and Norsk Hydro After Demerger as part of the corporate cost allocation, to the extent such expenses have not been charged to the business areas as part of cost of services provided.
      The remaining information in this note is consistent with the information presented in the Norsk Hydro 2006 financial statements.
Board of Directors’ statement on Corporate Management Board remuneration
      In accordance with the Norwegian Public Limited Companies Act, allmennaksjeloven § 6-16a, the Board of Directors will prepare a separate statement related to the determination of salary and other benefits for the Corporate Management Board (CMB). The salary and benefits earned during 2006 are given below. The following guidelines for Corporate Management Board salary and benefits for the coming fiscal year will be presented to the General Assembly for their recommendations at the May 2007 annual meeting.
      The Norsk Hydro Corporate Management Board remuneration will, at all times, reflect the responsibilities placed on the board members related specifically to the management of Norsk Hydro, especially to Norsk Hydro’s breadth of operations, growth and sustainability. The determination of the level of total compensation, as well as the composition of the different elements of the total compensation package is, first and foremost, to be competitive within the Norwegian labor market, while at the same time reflecting Norsk Hydro’s increasingly international focus.
      Remuneration to the CMB consists of both fixed and variable elements. The fixed components of their remuneration are the base salary and other remuneration. Other remuneration consists of telephone, car and other similar benefits. The variable portion of total compensation at present consists of an annual bonus and share-based compensation in the form of share appreciation rights and a share rebate purchase plan. Remuneration also includes a pension plan and for the president and CEO a termination agreement.
      The annual bonus is determined based on the achievement of agreed financial targets and key performance indicators (KPIs) that are related to other targets and goals (non-financial in nature). The financial targets and

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
KPIs are established each year as part of the annual business planning specifically for each business area. The CMB maximum bonus is set at 25 per cent of annual salary (three months’ salary). The president and CEO has a maximum bonus of 50 per cent of annual salary (six months’ salary). Bonus payments are not included when determining pension or vacation pay.
      The president and CEO is entitled to retire at 60 years of age with a pension benefit representing around 65% of his base salary. In general, for all other members of the CMB, the retirement age is set at 65. Currently, two members of the CMB have a retirement age of 62 years of age. This is as a result of a previous agreement that was offered to about 50 executive managers, and is not specifically connected to their position on the CMB.
      The president and CEO has a termination package of three year’s salary and benefits. The president and CEO is the only member of the CMB that has such an agreement as part of his compensation package.
      The Board of Directors undertakes a yearly evaluation of the remuneration plan. This review includes evaluating any needed changes to the plan, as well as the effectiveness and functionality of the existing plan. The overall objective is to ensure that Norsk Hydro has a competitive compensation system, taking into account applicable legislation and the Ministry of Trade and Industry’s “Guidelines for Compensation in Companies with State Ownership” from December 2006, and which contributes to an increase in shareholder value and the future development of Norsk Hydro.
Board of Directors’ remuneration
      Remuneration to the Board of Directors consists of the payment of fees, and is based on the number of board meetings per year combined with the position of the board member and specific board committee appointments. Board fees for 2006 as well as any outstanding loans and share ownership as of December 31, 2006 are shown in the table below. Norsk Hydro did not have any guarantees made on the behalf of any of the board members during 2006.

		Outstanding	Number of
Board member	Board fees1)	loans1)2)	shares3)

Jan Reinås	490	—	—
Borger A. Lenth4)	161	—	720
Elisabeth Grieg	354	—	30,400
Håkan Mogren	255	—	—
Ingvild Myhre4)	94	—	—
Kurt Anker Nielsen	351	—	—
Grete Faremo5)	159	—	—
Lena Olving5)	213	—	—
Geir Nilsen6)	239	233	465
Terje Friestad6)	320	28	1,370
Sten Roar Martinsen6)	239	—	75

Total Board fees	2,875

1)	Amount in NOK thousands.

2)	Geir Nilsen’s loan is at an interest rate of 3.5-4.1 per cent and has a repayment period of 3.5 years. Terje Friestad’s loan is at an interest rate of 4.1 per cent and has a repayment period of 1.5 years. Both loans are extended to the board members under an employee benefit scheme applicable to all employees in Norway. Since their election to the Board of Directors, there have been no modifications to the loan agreements. No additional credit has been extended after election to the Board of Directors. The payment plan schedule has remained the same, and all payments have been made in a timely fashion. The loans are not in default.

3)	Number of shares includes any related party share holdings, in addition to shares held directly by the board member.

4)	Board member until May 18, 2006.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

5)	Board member as of May 19, 2006.

6)	Employee representative on the board elected by the employees in accordance with Norwegian company law. As such, these three individuals also are paid regular salary, remuneration in kind and pension benefits that are not included in the table above.
Corporate Management Board Remuneration
      Norsk Hydro has a compensation system for top management consisting of three elements, fixed salary, performance-related bonus and share-based compensation (share appreciation rights). The fixed salary, or base pay, reflects the continuous performance of management and is in line with Norsk Hydro’s general policies for the determination of base pay. The annual bonus scheme is linked to the achievement of targets in the business plans for the various units. The intention of the share-based compensation plan is to provide management an incentive to focus on the long-term creation of shareholder value and, in addition, places importance on these executives having an ownership interest in the company.
      The president and CEO is entitled to retire at 60 years of age with a pension benefit representing around 65% of his base salary. In the event that employment of Eivind Reiten terminates for reasons other than serious misconduct, he has the right to salary for a three-year period, but not to extend beyond 60 years of age. Norsk Hydro’s obligation can be reduced by salary received or pension rights accrued from other sources. Out of the other members of the Corporate Management Board, two members have a retirement age of 62 years of age, and four members have a retirement age of 65 years of age.
      An employees’ bonus is limited to a maximum of one-twelfth of their annual salary. For approximately 100 managers with substantial responsibility for performance, their bonus is limited to a maximum of two-twelfths of their annual salary. For top management, approximately 35 managers, their bonus is limited to a maximum of one-fourth of their annual salary. For the president, the upper limit of the bonus is one-half of his annual salary. It is the actual improvements of Norsk Hydro’s activities that is measured and rewarded.
      Corporate management board salaries, exercise of SARs, remuneration in kind, bonus for 2005 paid in 2006, and the estimated increase in the value of their pension benefits for 2006, as well as any loans outstanding as of December 31, 2006 are shown in the table below. Norsk Hydro did not have any guarantees made on the behalf of any of the corporate management board members during 2006.

					Estimated
					change in
					value of
		Exercise of	Remuneration		pension	Outstanding
Corporate management board	Salary1) 2)	options1) 3)	in kind1) 2)	Bonus1) 4)	benefits5)	loans1) 6)

Eivind Reiten	4,888	4,407	252	1,500	6,182	—
John Ove Ottestad	2,677	3,532	227	520	3,154	—
Jon-Harald Nilsen7)	234	—	17	443	2,413	135
Tore Torvund	3,350	8,379	225	582	3,329	—
Hilde Merete Aasheim8)	1,808	—	135	—	1,893	—
Svein Richard Brandtzæg9)	3,912	1,923	91	—	9,065	309
Torstein Dale Sjøtveit10)	1,892	1,932	119	—	5,912	427
Cecilie Ditlev-Simonsen11)	143	—	11	—	1,846	—

1)	Amounts in NOK thousands.

2)	Salary disclosed for Jon-Harald Nilsen, Svein Richard Brandtzæg, Torstein Dale Sjøtveit and Cecilie Ditlev-Simonsen is the actual amount paid during 2006 for the months served on the corporate management board. Remuneration in kind is pro-rata based on the actual number of months in 2006 they were on the corporate management board.

3)	Disclosure is not given for corporate management board members who exercised options prior to their appointment to the corporate management board (Cecilie Ditlev-Simonsen), or after stepping down from the corporate management board (Jon-Harald Nilsen). Eivind

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Reiten exercised 40,000 options on August 1, 2006 at an exercise price of NOK 64.32. John Ove Ottestad exercised 32,620 options on August 1, 2006 at an exercise price of NOK 66.23. The average share price of the five trading days preceding August 1, 2006 was NOK 174.50. On December 27, 2006, Tore Torvund exercised 32,620 options at an exercise price of NOK 66.23 and 35,000 options at an exercise price of NOK 64.32. The average share price of the five trading days preceding December 27, 2006 was NOK 189.15. Svein Richard Brandtzæg exercised 17,500 options on August 15, 2006 at an exercise price of NOK 64.32. The average share price of the five trading days preceding August 15, 2006 was NOK 174.20. Torstein Dale Sjøtveit exercised 17,500 options on August 2, 2006 at an exercise price of NOK 64.32. The average share price of the five trading days preceding August 2, 2006 was NOK 174.70.

4)	Bonus is the amount paid in 2006 for corporate management board services rendered during 2005, including any payments made to individuals after leaving the corporate management board. Any bonus paid prior to appointment to the corporate management board, for services rendered in 2005 while not on the corporate management board, are not disclosed.

5)	The estimated change in the value of pension benefits reflects both the effect of earning an additional year’s pension benefit and the adjustment to present value of previously earned pension rights. For all individuals listed in the table, this is the estimated change from January 1, 2006 to December 31, 2006. The estimated change in the value of the pension benefit is calculated as the increase in Projected Benefit Obligations (PBO) calculated with stable assumptions. As such, the number includes both the annual accrual of pension benefits and the interest element related to the total accrued pension benefits.

6)	The loans to Jon-Harald Nilsen, Svein Richard Brandtzæg and Torstein Dale Sjøtveit were extended under an employee benefit scheme applicable to all employees in Norway. The loan to Jon-Harald Nilsen was entered into prior to July 30, 2002. The loan has an interest rate of 3.5 per cent and a repayment period of 6.5 years. The loan to Svein Richard Brandtzæg has an interest rate of 3.5-4.1 per cent and a repayment period of 10 years. The loan to Torstein Dale Sjøtveit has an interest rate of 4.1 per cent and a repayment period of 4 years. The loans to Svein Richard Brandtzæg and Torstein Dale Sjøtveit were extended to them prior to their appointment on the corporate management board. Related to the loans outstanding to Svein Richard Brandtzæg and Torstein Dale Sjøtveit, since their appointment to the Corporate Management Board in 2006, there have been no modifications to their loan agreements. No additional credit has been extended post appointment and the payment plan schedule has remained the same. Payments have been made in a timely fashion and the loans are not in default.

7)	Jon-Harald Nilsen stepped down from the corporate management board on February 1, 2006.

8)	Hilde Merete Aasheim stepped down from the corporate management board on January 16, 2007.

9)	Svein Richard Brandtzæg was appointed as a member of the corporate management board on February 1, 2006.

10)	Torstein Dale Sjøtveit was appointed as a member of the corporate management board on April 1, 2006.

11)	Cecilie Ditlev-Simonsen was appointed as a member of the corporate management board on December 5, 2006.
Executive management share-based compensation
      Norsk Hydro has granted executive management share appreciation rights (SARs) during the years 2002-2006. The awards were granted to approximately 30 Norsk Hydro executives each year, including the president and CEO and members of the corporate management board.
      In June 2006 the Board of Directors approved the 2006 Executive Stock Option Plan for corporate officers and certain key employees, authorizing 705,000 share appreciation rights. On July 1, 2006, 31 Norsk Hydro executives were granted a total of 705,000 SARs, with a vesting period of 3 years, an exercise period of 3 years and an exercise price of NOK 175.00 when the market price was NOK 165.00.
      Upon exercise, the option holder receives a cash payment equal to the difference between the exercise price and the average market price of the Company’s stock for the five trading days previous to exercise date (gross cash proceeds). All option holders are restricted from exercising options that will result in gross cash proceeds upon exercise per calendar year that exceed the option holder’s annual base salary. This restriction applies to options granted in 2004 and later. All granted options that have not been exercised are forfeited if the option holder resigns from the company. Upon retirement or dismissal from the company as a result of redundancy or reorganization, all granted SARs immediately vest and are exercisable over the next 12 months, contingent on the salary restriction per calendar year as mentioned above.
      In order to remain eligible to exercise vested SARs in the future and to receive new grants, plan participants are required to convert the net after-tax value of exercised SARs into an equivalent value of Norsk Hydro shares. All net proceeds from the exercise of the SARs must be converted into Norsk Hydro share ownership until, at a minimum, a share value holding of between 50 per cent and 200 per cent of their annual salary is achieved. The

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
minimum share holding is established based on management position, with the president and CEO required to maintain 200 per cent of base pay, members of the corporate management board required to maintain 100 per cent of salary and all other plan participants required to maintain an investment value in Norsk Hydro shares equal to 50 per cent of their salary.
      The SAR vesting schedule for the 2003 plan was based on total shareholder return. If shareholder return was less than 12 per cent between the grant date and vesting date, none of the granted options would be vested. If the shareholder return was between 12 per cent and 20 per cent over the vesting period, the corresponding percentage of options that vested would increase linearly between 20 per cent and 100 per cent. On June 30, 2006, the vesting date for the 2003 SARs, the total shareholder return target of 20 per cent was met, and all 487,500 options outstanding were vested 100 per cent. SARs granted in 2004-2006 do not have any performance related vesting requirement.
      SAR activity during 2006, as well as SARs outstanding as of year-end and share ownership as of December 31, 2006 for the corporate management board is given in the table below.

							Weighted
							Average
							Exercise
							Price of
							SARs	Intrinsic
		SARs	SARs		SARs	SARs	outstanding	Value of	Number of
	SARs	Granted	Vested in	SARs	Exercised	Outstanding	as of	outstanding	shares held
	12.31.20051)	07.01.2006	2006	forfeited2)	in 2006	12.31.2006	12.31.2006	options3)	12.31.20064)

Eivind Reiten	200,000	75,000	50,000	0	40,000	235,000	128.67	15,234,300	68,395
John O. Ottestad	167,620	50,000	35,000	0	32,620	185,000	118.82	13,816,300	41,380
Jon-Harald Nilsen5)	167,620	17,500	35,000	0	32,620	152,500	106.84	13,215,050	6,540
Tore Torvund	167,620	50,000	35,000	0	67,620	150,000	131.53	9,295,000	38,580
Hilde Aasheim6)	0	50,000	0	0	0	50,000	175.00	925,000	75
Svein Richard Brandtzæg7)	52,500	50,000	17,500	0	17,500	85,000	148.15	3,854,500	8,790
Torstein Dale Sjøtveit8)	52,500	50,000	17,500	0	17,500	85,000	148.15	3,854,500	6,990
Cecilie Ditlev-Simonsen9)	35,000	12,500	10,000	0	10,000	37,500	131.53	2,323,750	4,085

1)	Previously reported SAR amounts have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

2)	No SARs were forfeited in 2006 as SARs granted in 2003 vesting in 2006 achieved the total shareholder return target.

3)	Share price December 31, 2006 less exercise price multiplied by the number of SARs outstanding as of year-end.

4)	Number of shares held includes related party share holdings as of December 31, 2006, in addition to the shares held directly by the corporate management board member.

5)	Jon-Harald Nilsen stepped down from the corporate management board on February 1, 2006.

6)	Hilde Merete Aasheim joined Norsk Hydro as a member of the corporate management board on October 1, 2005 and stepped down from the corporate management board effective January 16, 2007.

7)	Svein Richard Brandtzæg joined the corporate management board February 1, 2006.

8)	Torstein Dale Sjøtveit joined the corporate management board April 1, 2006.

9)	Cecilie Ditlev-Simonsen joined the corporate management board December 5, 2006.
     SAR compensation expense is remeasured each reporting period at fair value using a Black-Scholes option valuation model, and accrued pro-rata over the vesting period. Pre-tax SAR compensation expense recognized in 2006 was NOK 98 million and as of December 31, 2006 the accrued liability for the SARs was NOK 109 million. Cash paid during the year upon exercise of options totalled NOK 55 million. Prior to the adoption of SFAS 123 (R) on January 1, 2006, the accrued expense related to the SARs was measured using the intrinsic

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
method. The accrued liability as of December 31, 2005 and 2004 was NOK 66 million and NOK 11 million, respectively. Cash paid during 2005 upon exercise of options totalled NOK 22 million. No options were vested and exercisable during 2004. Pre-tax SAR compensation expense was NOK 77 million and NOK 11 million for 2005 and 2004, respectively. See also Note 1 for comparative pro forma information.
      The fair value at grant date is measured using a Black-Scholes option pricing model. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Norsk Hydro’s SARs may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. Information related to the measurement of the SAR fair value at grant date using the Black-Scholes model is given below, including the assumptions that were used to estimate the option fair value at grant date for the SARs granted in 2006, 2005 and 2004:
Fair value at grant date

	2006	2005	2004

Expected option life at grant date	3.5	3.5	3.3
Risk-free interest rate	3.93%	2.48%	3.05%
Expected volatility	27.67%	25.45%	26.26%
Expected dividend per share	4.00	4.00	4.00
Estimated weighted average fair value per option, NOK	31.97	18.64	11.72
Fair value of total options granted during fiscal year, NOK thousands	22,536	10,999	7,327

1)	The disclosure of the fair value at grant date is for information purposes only, as Norsk Hydro’s options are cash settled. Norsk Hydro accrues SAR expense based on the current fair value, pro-rata over the vesting period. Upon exercise, the total expense recognized over the life of the option is limited to the cash paid.
     As of December 31, 2006, 1,987,500 SARs were outstanding, with a remaining average contractual life of 4.3 years and an aggregate intrinsic value of NOK 130 million. Of the total number of SARs outstanding at year-end, 175,000 are vested with a remaining life of 1.5 years and an intrinsic value as of December 31, 2006 of NOK 23 million. Information related to SAR activity during 2006, 2005, and 2004 is given in the table below.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

		Weighted
		average	Exercise
		exercise	Price at	Market Price at		Exercise
Share Appreciation Rights1)2)	Options	price (NOK)	Grant Date	Grant Date3)	Vesting period	period

Outstanding January 1, 2004	1,362,500	69.20
Granted September 9, 2004	625,000		95.20	89.30	09.09.2004 - 06.30.2007	07.01.2007 - 06.30.2010
Exercised	—
Forfeited	(412,500)	78.08
Expired

Outstanding December 31, 2004	1,575,000	77.14

Exercisable December 31, 2004	—

Granted July 1, 2005	590,000		124.40	120.60	07.01.2005 - 06.30.2008	07.01.2008 - 06.30.2011
Exercised	(314,550)	66.23
Forfeited4)	(48,950)	65.55
Expired	—

Outstanding December 31, 2005	1,801,500	94.83

Exercisable December 31, 2005	116,500	66.23

Granted July 1, 2006	705,000		175.00	165.00	07.01.2006 - 06.30.2009	07.01.2009 - 06.30.2012
Exercised5)	(436,500)	68.48
Forfeited6)	(82,500)	114.17
Expired	—

Outstanding December 31, 2006	1,987,500	128.26

Exercisable December 31, 2006	175,000	64.32

1)	All SARs granted and then canceled or exercised related to the 2004 Yara demerger are not included in this table.

2)	Previously reported number of options, exercise prices and market prices have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

3)	Close of day share prices, adjusted for changes in group structure, as appropriate.

4)	SARs granted in 2002 totaling 31,450 (6.8 per cent of total number options granted) were forfeited as of June 30, 2005. SARs were forfeited as the total shareholder return target was not met during the vesting period.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

5)	Includes exercise of 2004 and 2005 granted SARs that vested upon retirement.

6)	SARs granted in 2003 vested at 100% as the total shareholder return target of 20% over the vesting period was met. SARs forfeited in 2006 relate to option holders terminating their employment with Norsk Hydro.
United Kingdom employee share-based compensation
      In 1988, Norsk Hydro established a stock option share purchase program for employees in the United Kingdom. The stock option purchase program is organized in an independent trust. The trust acquired shares in the market at the time the options were granted. The last options were granted in July 2002 and the program will be operational until July 2012, when the last remaining options expire. The program consists of three different schemes following amendments to the original scheme rules.
      Each year the employees were given the option to acquire a limited number of shares at a fixed price during a period from the third to the tenth year from the grant date. The exercise price of the shares equals the share price at the time the options were granted. At year-end 2003, 999,485 options were outstanding and the trust kept a balance of 1,053,245 shares. During 2004, 520,600 options were exercised and 41,370 options expired. At year-end 2004 437,515 options were outstanding and the trust’s balance of shares at December 31, 2004 was 614,580. During 2005, 257,965 options were exercised and 4,965 options expired. At year-end 2005, 174,585 options were outstanding and the trust’s balance of shares at December 31, 2005 was 614,580. As of December 31, 2006 143,970 options were outstanding and the trust’s balance of shares was 614,580. Activity during 2006 is given in the table below.

	Average Number
	of Shares	Strike Price (NOK)1)

Options outstanding as of December 31, 20052)	174,585	67.49
Options Exercised during 2006	26,985	72.25
Options Expired during 2006	3,630	78.07
Options Outstanding as of December 31, 2006	143,970	70.66

1)	Presentation in NOK is based on a translation from GBP using the December 29, 2006 exchange rate of 12.268 (unaudited).

2)	Previously reported options outstanding and strike price have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.
Employee share purchase plan
      Norsk Hydro has established a subsidized share-purchase plan for employees in Norway. The plan payout is based on share price performance and is therefore share-based compensation. Under the plan, Norsk Hydro employees receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro ASA, which corresponds to a 20 per cent discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12 per cent in the period from January 1 to December 31 (the measurement period), employees receive an additional rebate of NOK 4,500, for a total rebate of NOK 6,000. The total rebate of NOK 6,000 corresponds to a 50 per cent discount from the market price. Employees are eligible to receive an offer to purchase shares under this plan if they are 1) employed by Norsk Hydro ASA or a 90 per cent or more owned Norwegian subsidiary, and 2) are employed as of December 31 through the date of the offer of the share-purchase (typically late February or early March of the following year).
      Details related to the employee share purchase plan are given in the table below. Shares related to the January 1, 2006 — December 31, 2006 performance period were offered to employees in March 2007 and distributed during the second quarter of 2007.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Performance	01.01.2006 -	01.01.2005 -	01.01.2004 -	01.01.2003 -
Measurement Period	12.31.2006	12.31.2005	12.31.2004	12.31.2003

				(unaudited)
Total shareholder return performance target achieved	≥12%	≥12%	≥12%	≥12%
Employee rebate, NOK	6,000	6,000	6,000	6,000
Employee rebate, per cent	50%	50%	50%	50%
Award share price, NOK1)	—	77.77	52.05	42.45
Total number of shares issued to employees1)	—	755,250	1,168,170	1,425,760
Compensation expense related to the award, NOK thousands	—	58,736	60,803	60,524

1)  Previously reported award share price and total number of shares issued to employees have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.
Note 5 Operating and geographic segment information
      Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.
      The management approach to segment reporting resulted in the identification of the following segments: Exploration and Production, which is the same as Norsk Hydro’s current sub-segment, Energy and Oil Marketing, which is Norsk Hydro’s current sub-segment Energy and Oil Marketing less the power activities, and IS Partner, which is the IS/ IT support functions serving primarily Norsk Hydro but also to some extent former Norsk Hydro units and other customers. Unallocated corporate cost consists primarily of the carved-out share of Norsk Hydro’s corporate cost.
      Exploration and Production is responsible for Hydro Petroleum’s oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro Petroleum’s commercial operations in the oil and natural gas markets, Hydro Petroleum’s share of natural gas transportation systems, as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.
Operating Segment Information
      Hydro Petroleum’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Norsk Hydro’s steering model. Management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
      Hydro Petroleum defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro Petroleum’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro Petroleum has chosen to include interest income in Adjusted EBITDA.
      Norsk Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is not presented for the segments.
      Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Norsk Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro Petroleum’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
      The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro Petroleum’s carve-out combined financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro Petroleum considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meets the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Norsk Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either a premium charged by the scheme (UK) or a charge based on estimated service cost (Norway). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations. Similarly, a pension liability or prepaid pension expense for these defined benefit plans is reported on an unallocated basis as part of Corporate and Elimination.

	External revenues			Internal revenues			Total operating revenues

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	21,006	18,389	13,543	55,942	45,996	35,588	76,948	64,385	49,131
Energy and Oil Marketing	72,688	60,820	50,227	2,094	5,006	2,984	74,781	65,826	53,211
IS Partner	257	275	218	1,142	996	1,112	1,398	1,270	1,330
Corporate and Elimination1)	72	—	—	(58,062)	(50,676)	(37,435)	(57,990)	(50,676)	(37,435)

Total	94,022	79,483	63,988	1,116	1,322	2,250	95,138	80,806	66,238

	Depreciation, depletion and						Operating income (loss)
	amortization2)			Other operating expenses			before fin. and other income

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	17,417	9,970	9,761	18,179	13,815	11,004	41,352	40,600	28,366
Energy and Oil Marketing	734	509	519	71,655	62,865	50,784	2,393	2,452	1,909
IS Partner	51	39	35	1,295	1,144	1,248	52	87	47
Corporate and Elimination1)	—	—	—	(58,610)	(49,351)	(36,891)	620	(1,325)	(544)

Total	18,202	10,518	10,315	32,519	28,474	26,145	44,417	41,814	29,778

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Equity in net income
	non-consolidated			Other income
	investees			(expense), net			Adjusted EBITDA

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	7	6	4	—	—	—	58,804	50,615	38,180
Energy and Oil Marketing	196	97	71	53	66	58	3,490	3,173	2,603
IS Partner	—	—	—	—	—	—	103	126	82
Corporate and Elimination1)	(2)	(2)	(2)	—	—	—	617	(1,274)	(594)

Total	201	102	73	53	66	58	63,015	52,640	40,271

1)	Eliminations Oil & Energy includes elimination of unrealized gains and losses on gas contracts with a gain of NOK 1,335 million in 2006, loss of NOK 739 million in 2005 and gain of NOK 144 million in 2004.

2)	Depreciation, depletion and amortization includes impairment losses.

	Current Assets1)		Non-current Assets		Assets1)

NOK million	2006	2005	2006	2005	2006	2005

Exploration and Production	16,174	14,871	87,839	87,556	85,816	82,718
Energy and Oil Marketing	12,823	14,967	16,197	16,688	29,019	31,655
IS Partner	198	121	356	329	554	450
Corporate and Elimination	(3,238)	(5,236)	(2,201)	(1,699)	12,757	12,774

Total	25,956	24,722	102,190	102,874	128,146	127,596

	Non-consolidated
	investees2)		Segment debt3)		Investments4)

NOK million	2006	2005	2006	2005	2006	2005

Exploration and Production	54	52	12,177	10,101	20,742	33,852
Energy and Oil Marketing	1,578	2,137	10,090	12,568	1,521	1,929
IS Partner	—	—	190	207	62	76
Corporate and Elimination	43	23	(4,185)	(5,013)	—	—

Total	1,675	2,213	18,273	17,863	22,325	35,857

1)	Current assets and assets exclude internal cash accounts and accounts receivables related to group relief.

2)	Non-consolidated investees comprises investments and advances, see note 12.

3)	Segment debt is defined as short-term interest from liabilities excluding income tax payable and short-term deferred tax liabilities.

4)	Additions to property, plant and equipment plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Assets			Long-lived Assets			Investments

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Norway	90,280	86,731	79,428	71,606	68,909	65,451	13,372	12,329	9,894

Sweden	2,492	2,511	2,468	435	418	460	99	66	77
The Netherlands	850	2,147	1,577	255	666	780	—	1	4
Germany	331	322	361	263	246	244	—	10	—
Denmark	133	458	532	137	458	498	—	38	(17)
Great Britain	62	161	58	37	38	2	26	62	8
France	1	—	—	—	—	—	—	—	—
Other	3	1	2	(1)	—	—	—	—	—

Total EU	3,872	5,600	4,998	1,126	1,826	1,984	125	176	71

Other Europe	1,125	1,358	1,574	859	1,127	1,324	90	43	168

Total Europe	95,277	93,689	86,000	73,590	71,863	68,759	13,587	12,548	10,133

USA	17,866	24,434	1	12,106	19,564	—	2,959	20,995	—
Africa	7,084	5,677	4,568	5,879	4,902	4,087	2,154	1,653	1,218
Canada	4,472	3,188	2,663	3,160	2,761	2,469	855	420	291
Other Americas	2,566	—	—	2,395	—	—	2,499	—	—
Asia	880	609	334	647	437	199	271	241	158

Total outside Europe	32,869	33,908	7,566	24,187	27,664	6,755	8,738	23,309	1,667

Total	128,146	127,596	93,566	97,777	99,527	75,514	22,325	35,857	11,800

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Operating revenues

NOK million	2006	2005	2004

Norway	11,390	17,604	20,024

Great Britain	24,511	23,293	17,603
Germany	11,233	4,039	4,885
Sweden	5,611	6,513	4,800
The Netherlands	5,443	4,495	4,621
France	3,794	3,705	630
Italy	3,776	1,567	1,315
Spain	554	310	1,540
Denmark	306	5	14
Other	6,767	4,326	2,703

Total EU	61,995	48,252	38,112

Switzerland	2,647	3,392	2,506
Other Europe	10	85	5

Total Europe	76,042	69,334	60,647

USA	8,328	1,725	1,712
Other Americas	7,221	6,249	588
Canada	2,692	2,796	3,007
Africa	843	684	271
Asia	11	17	12
Australia and New Zealand	1	1	1

Total outside Europe	19,096	11,472	5,591

Total	95,138	80,806	66,238

      The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.
      Operating revenues are identified by customer location.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 6 Operating costs and expenses
      Operating costs include research and development, operating lease expense, bad debt, shipping and handling costs, and payroll and related costs as follows:

Amounts in NOK million	2006	2005	2004

Research and development expense	212	220	210
Bad debt	14	20	19
Shipping and handling costs	1,031	795	569

Operating lease expense:1)
Drilling rigs, ships, office space	366	379	341
Office space leased from Norsk Hydro’s independent pension trust	151	148	136

Total	517	527	478

Payroll and related costs:
Salaries	4,566	3,776	3,480
Social security costs	96	89	75
Social benefits	73	43	46
Net periodic pension cost (Note 19)	868	678	726

Total	5,604	4,586	4,326

1)	Total minimum future rentals of NOK 13,394 million are due under non-cancelable operating leases as follows (in NOK million): 2007 -2,057; 2008 — 2,496; 2009 — 2,836; 2010 — 1,601; 2011 — 1,492; and thereafter — 2,912.
     Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended December 31, 2006, 2005 and 2004.
      Other operating costs include costs charged to Hydro Petroleum operated oil and gas joint ventures and projects. Net other operating costs are therefore reported as income in all periods.
Note 7 Financial income and expense

	2006
Amounts in NOK million	As restated	2005	2004

Interest income	78	97	26
Net gain on securities	8	(1)	(8)
Dividends received	33	27	8

Interest income and other financial income	119	123	27

Interest expense	(1,178)	(1,162)	(1,436)
Capitalized interest	1,178	809	501
Net foreign exchange gain (loss)	862	(1,812)	909
Other, net1)	(55)	(31)	(718)

Interest expense and foreign exchange gain (loss)	807	(2,196)	(743)

Financial income (expense), net	926	(2,073)	(716)

1)	Other, net includes premium paid for early retirement of long-term debt (breaking costs) of NOK 15 million for 2006, NOK 6 million for 2005 and NOK 709 million for 2004.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 8 Other income and expense
      For 2006, other income was a gain of NOK 53 million from the sale of Hydro Petroleum’s 50 per cent interest in the gasoline retail chain Hydro Texaco.
      For 2005, other income was NOK 66 million related to the final settlement of the 2003 sale of Hydro Petroleum’s share in the Skandinaviska Raffinaderi AS, the Scanraff oil refinery.
      For 2004, other income was NOK 58 million. Other income consisted of a gain of NOK 58 million related to an adjustment of the price for the 2003 sale of Hydro Petroleum’s share in Scanraff.
Note 9 Income taxes
      Significant effects of tax consolidation of Hydro Petroleum’s taxable income in the various countries with the taxable income of the remaining part of Norsk Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for Hydro Petroleum has been calculated in the carve-out combined financial statements in order to give an estimate of what the tax expense would have been if Hydro Petroleum was a separate company.
      However, the tax expense in the carve-out combined financial statements may not reflect what the tax expense would have been had Hydro Petroleum been a stand-alone company during the period presented.

	2006
Amounts in NOK million	As restated	2005	2004

Income from continuing operations before taxes and minority interest:
Norway	50,523	35,439	26,685
Other countries	(4,926)	4,471	2,508

Total	45,597	39,910	29,193

Current taxes:
Norway	38,399	26,946	21,540
Other countries	907	1,414	601

Current income tax expense	39,306	28,360	22,141

Deferred taxes:
Norway	(709)	1,021	(1,761)
Other countries	(3,384)	(409)	511

Deferred tax expense (benefit)	(4,093)	612	(1,250)

Total income tax expense	35,213	28,972	20,891

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Components of deferred income tax expense

Amounts in NOK million	2006	2005	2004

Deferred tax expense (benefit), excluding items below	(4,429)	394	(1,358)
Benefits of tax loss carryforwards	(450)	150	88
Tax expense (benefit) from recognizing funded status of defined pension plans and postretirement benefits to OCI	740	—	—
Tax expense (benefit) allocated to OCI	(3)	74	(27)
Effect of tax law changes	(15)	(9)	22
Net change in valuation allowance	65	4	26

Deferred tax expense (benefit) — U.S. GAAP	(4,093)	612	(1,250)

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

	2006
Amounts in NOK million	As restated	2005	2004

Expected income taxes at statutory tax rate1)	12,767	11,175	8,174
Petroleum surtax2)	25,553	18,739	13,977
Uplift benefit2)	(1,321)	(1,357)	(967)
Tax law changes	(15)	(9)	22
Losses and other deductions with no tax benefit	131	3	35
Foreign tax rate differences	(606)	200	171
Tax free income	(55)	(90)	(151)
Losses and other benefits not previously recognized	(401)	—	(2)
Other, net	(841)	312	(368)

Income tax expense — U.S. GAAP	35,213	28,972	20,891

Effective tax rate — U.S. GAAP	77.2%	72.6%	71.6%

1)	Norwegian nominal statutory tax rate is 28 per cent.

2)	Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 per cent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 per cent.
     The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of December 31, 2006 and 2005.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	U.S. GAAP Deferred Tax

	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2006	2006	2005	2005

Short-term:
Inventory valuation	79	(286)	280	(89)
Accrued expenses	1,903	(92)	539	(340)
Unrealized exchange (gains) losses	723	(1,172)	1,140	(1,131)
Uplift benefit	1,090	—	1,068	—
Other	30	—	—	—
Long-term:
Unrealized exchange (gains) losses	373	(175)	976	(848)
Property, plant and equipment	4,873	(35,517)	2,127	(34,848)
Capitalized interest	—	(3,505)	—	(3,388)
Exploration drilling costs	—	(2,500)	—	(2,456)
Other non-current assets	39	(45)	240	(92)
Accrued expenses	741	(568)	706	(358)
Pensions	1,350	(5)	764	—
Deferred (gains) losses on sales	113	(267)	141	(333)
Uplift benefit	1,668	—	1,740	—
Abandonments and decommissioning accruals	7,223	—	4,854	—
Other	171	(210)	51	(194)
Tax effect tax loss carryforwards	2,150	—	1,467	—

Subtotal	22,526	(44,342)	16,093	(44,077)

Total valuation allowance	(1,114)	—	(752)	—

Gross deferred tax assets and liabilities	21,412	(44,342)	15,341	(44,077)

      Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 18,705 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiaries which can be remitted tax-free as dividends.
      At the end of 2006, Hydro Petroleum had tax loss carryforwards of NOK 6,284 million, primarily in United States, Canada, Brazil and Trinidad. Carry-forward amounts expire as follows:

Amounts in NOK million

2007	—
2008	—
2009	204
2010	98
2011	—
After 2011	5,286
Without expiration	697

Total tax loss carryforwards	6,284

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 10 Cash and cash equivalents, short-term investments
      No cash held by the parent company has been allocated to Hydro Petroleum. Cash and cash equivalents as of December 31, 2006 and 2005 was NOK 152 million and NOK 197 million, respectively.
      Short-term investments in Hydro Petroleum consists of marketable equity securities of NOK 1 million and NOK 6 million as of December 31, 2006 and 2005, respectively. No marketable equity securities held by the parent company have been allocated to Hydro Petroleum. The net change in unrealized gains on marketable equity securities for the years ended December 31, 2006 and 2005 was a net gain of NOK 1 million and a net loss of NOK 1 million, respectively. For 2004 no change in fair value was recognized. The total cost of marketable equity securities was NOK 0.5 million and NOK 6.3 million as of December 31, 2006 and 2005, respectively.
Note 11 Inventories and other current assets

Amounts in NOK million	2006	2005

Finished goods	1,032	943
Work in progress	84	2
Raw materials	1,162	656

Total inventories	2,277	1,601

Prepaid expenses	3,735	5,106
Other current assets	4,927	4,347

Total prepaid expenses and other current assets	8,661	9,454

Note 12 Non-consolidated investees

		Hydro	Vestprosess		Etanor
Amounts in NOK million	Naturkraft	Texaco	DA	Netra	DA	Other	Total

Balance January 1, 2005	21	963	417	190	157	211	1,960
Investments (sale), net	300	—	(71)	—	—	90	319
Change in long-term advances, net	—	—	—	—	—	6	6
Hydro Petroleum’s share of net income (loss)	(41)	30	96	33	11	(10)	119
Amortization and write-down	—	—	(5)	—	—	(12)	(17)
Dividends and other payments received by Hydro Petroleum	—	(48)	(34)	(18)	(2)	(12)	(114)
Foreign currency translation and other	—	(51)	—	—	—	(8)	(59)

Balance December 31, 2005	280	895	403	205	166	265	2,213

Changes in 2006:
Investments (sale), net	400	(998)	(133)	—	(26)	6	(751)
Change in long-term advances, net	—	—	—	—	—	42	42
Hydro Petroleum’s share of net income (loss)	(21)	99	116	42	16	(27)	225
Amortization and write-down	—	—	(5)	—	—	(18)	(23)
Dividends and other payments received by Hydro Petroleum	—	—	—	(27)	—	(18)	(45)
Foreign currency translation and other	—	4	—	—	—	10	14

Balance December 31, 2006	659	—	381	220	156	260	1,675

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Specification of non-consolidated investees

				Hydro
				Petroleum’s
				current
				receivable
	Percentage	Investments in		(payable),
	owned by	and advances to		net with
	Hydro	investees		investees
	Petroleum
Amounts NOK million, except ownership	2006	2006	2005	2006	2005

Naturkraft	50.0%	659	280	—	—
Hydro Texaco	50.0%	—	895	—	43
Vestprosess DA	17.0%	381	403	—	—
Netra	7.7%	220	205	—	—
Etanor DA	12.2%	156	166	—	—
Others		260	265	192	—

Total		1,675	2,213	192	43

      A description of significant investees’ business, majority owners and the nature of related party transactions with Hydro Petroleum including amounts if material follow:
      Naturkraft AS, part of Energy and Oil Marketing, is a joint venture between Hydro Petroleum and Statkraft (50 per cent each). Naturkraft is currently constructing a gas power plant at Kårstø in Norway. It is expected that the power plant will be finalized during Autumn 2007. Each of the partners will supply gas to the power plant for conversion to electricity on a tolling basis. The electricity will be sold in the market by each of the partners. Share of production will be based on the partner’s ownership, unless other conditions are agreed upon.
      Hydro Texaco a.s operates gasoline stations and diesel stations in Norway and Denmark. Hydro Petroleum and ChevronTexaco Corp. each owned 50 per cent in the joint venture. Hydro Petroleum and ChevronTexaco sold their ownership in Hydro Texaco in October 2006. Hydro Petroleum sold and purchased oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro Petroleum amounted to NOK 8 million, NOK 417 million and NOK 347 million in 2006, 2005 and 2004, respectively. Sales from Hydro Petroleum to Hydro Texaco amounted to NOK 27 million, NOK 93 million and NOK 248 million in 2006, 2005 and 2004, respectively. Hydro Texaco was part of Energy and Oil Marketing.
      Vestprosess DA, part of Energy and Oil Marketing, owns and operates a system to transport and process NGL. A pipeline carries unprocessed NGL from the Kollsnes gas terminal via the oil terminal at Sture to Mongstad, Norway. At the processing facility, naphtha and LPG are separated out. Hydro Petroleum’s ownership is 17 per cent. Sales from Vestprosess DA to Hydro Petroleum amounted to NOK 164 million in 2006 and NOK 112 million in 2005.
      Netra (Norddeutsche Erdgas Transversale), part of Energy and Oil Marketing, is a 341 kilometer gas pipeline that links markets in western and eastern Germany. This system is tied directly to the Europipe Receiving Facilities in Dornum and thereby to the Norwegian gas transport network. Hydro Petroleum has 7.7 per cent ownership in Netra. Sales from Netra to Hydro Petroleum amounted to NOK 103 million in 2006 and NOK 62 million in 2005.
      Etanor DA, part of Energy and Oil Marketing, has ethane extraction plant at the Kårstø gas treatment complex north of Stavanger, Norway. Hydro Petroleum’s ownership is 12.2 per cent.
      Non-consolidated investees split by segment can be found in Note 5.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Non-consolidated investees — 100 per cent basis
      The following table sets forth summarized unaudited financial information of Hydro Petroleum’s non-consolidated investees on a 100 per cent combined basis. Hydro Petroleum’s share of these investments, which is also specified below, is accounted for using the equity method.
Income Statement Data

Amounts in NOK million (unaudited)	2006	2005	2004

Operating revenues	14,442	13,669	9,468
Operating income	1,729	1,289	909
Income before taxes and minority interest	1,731	1,368	1,063
Net income	1,592	1,207	937

Hydro Petroleum’s share of net income	225	119	88

Balance Sheet Data

Amounts in NOK million (unaudited)	2006	2005	2004

Current assets	4,002	6,355	6,266
Non-current assets	7,866	8,219	7,730
Assets	11,868	14,574	13,995
Current liabilities	1,287	2,970	2,922
Non-current liabilities	1,046	1,006	851
Shareholders’ equity	9,534	10,597	10,222
Liabilities and shareholders’ equity	11,868	14,574	13,995

Hydro Petroleum’s investments and advances	1,675	2,213	1,960

Note 13 Intangible assets, prepaid pension, investments and non-current assets

Amounts in NOK million	2006	2005

Goodwill for consolidated subsidiaries	3,249	3,005
Intangible assets, less accumulated amortization (Note 15, note 19)	23	83

Total intangible assets	3,271	3,089

Prepaid pension (Note 19)	—	1,128
Other investments at cost	497	367
Non-current assets	1,787	2,252

Prepaid pension, investments and other non-current assets	2,284	3,746

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 14 Property, plant and equipment
Land-based activities

		Machinery		Plant	Oil and
		and		under	Gas
Amounts in NOK million	Land	equipment	Buildings	construction	activities1)		Total

Cost:
Cost 12.31.2005	46	1,556	380	36	174,229		176,247
Additions at cost	—	139	11	55	21,211	4)	21,417
Retirements	—	(120)	(14)	—	(1,228	)5)	(1,362)
Transfers	—	(160)	(5)	(85)	250		—
Foreign currency translation	—	69	26	0	(3,427)		(3,331)

Cost 12.31.2006	46	1,485	399	6	191,035		192,971

Depreciation:
Accumulated depreciation 12.31.2005	—	(1,228)	(264)	—	(81,188)		(82,680)
Depreciation, depletion and amortization2)	—	(123)	(21)	—	(17,598)		(17,742)
Retirements	—	103	12	—	311		426
Foreign currency translation and transfers	—	176	(13)	—	678		841

Accumulated depreciation 12.31.2006	—	(1,072)	(286)	—	(97,797)		(99,155)

Net book value 12.31.20053)	46	328	116	36	93,041		93,568
Net book value 12.31.20063)	46	413	113	6	93,238		93,818

1)	Includes land-based Oil and Gas activities and transportation systems.

2)	Impairment losses for 2006 and 2005 were NOK 4,930 million and NOK 208 million, respectively.

3)	Includes NOK 420 million and NOK 501 million related to capital leases for 2006 and 2005, respectively.

4)	Includes purchase price adjustment related to the acquisition of Spinnaker Exploration Company in December 2005, see note 2.

5)	Includes previously capitalized exploration costs, including acquisition costs, expensed in the current period, see note 26.
     The fair value of the impaired assets is generally estimated by discounting the expected future cash flows of the individual asset or asset group. Impairment is generally indicated by adverse change in market prices, current period cash flow losses combined with a history of losses, or a significant change in the manner in which the asset is to be used.
      Impairment losses in 2006 include a write-down related to the Front Runner field and nine shelf fields in the Gulf of Mexico. The impairment was indicated by production shortfalls in the fields. A review concluded that the geology of Front Runner is more complex and the reservoir communication weaker than expected at the time of acquisition. As a result, expected recoverable reserves from Front Runner have been reduced by 56 per cent due to lower expected volumes of oil in place, reduced expected recovery rates and increased field development costs. The total amount of write-down relating to the Front Runner field and the nine shelf fields amounts to NOK 5,240 million, of which NOK 362 million is related to in-field prospects and is charged to exploration expense, and NOK 4,879 is included in impairment losses.
      The impairment losses in 2006 also included additional NOK 24 million related to Exploration and Production and NOK 26 million related to Energy and Oil Marketing.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 15 Goodwill and intangible assets
Intangible assets

Amounts in NOK million

Cost 12.31.2005	183
Additions at cost	8
Disposals	(4)
Foreign currency translation and other	12
Accumulated amortization 12.31.2006	(176)

Net book value 12.31.2006	23

      Amortization of intangibles amounted to NOK 18 million and NOK 18 million for 2006 and 2005, respectively. In addition, 2006 figures include impairment loss of NOK 10 million.
      Estimated amortization expense, in million NOK for the next three years is 2007 — 15, 2008 — 5, and 2009 — 3.
Goodwill

Amounts in NOK million

Net book value 12.31.2005	3,005
Goodwill acquired	49
Currency translation effect	(229)
Purchase price adjustment1)	444
Other	(21)

Net book value 12.31.2006	3,249

1)	Purchase price adjustment related to Spinnaker acquisition in 2005.
     All goodwill has been assigned to Exploration and Production.
Note 16 Bank loans and other interest-bearing short-term debt

	Weighted
	average
	interest rates

Amounts in NOK million	2006	2005	2006	2005

Bank loans and overdraft facilities	5.3%	—	25	—
Other	3.8%	2.6%	1,103	1,986
Total bank loans and other interest-bearing short-term debt			1,129	1,986

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 17 Other current liabilities

Amounts in NOK million	2006	2005

Accounts payable	6,070	5,006
Income taxes payable	16,946	12,734
Payroll and value added taxes	957	849
Accrued liabilities	8,969	8,105
Other liabilities	2,132	3,127

Total other current liabilities	35,073	29,822

Note 18 Long-term debt
      Norsk Hydro also uses a centralized approach to financing of its operations. As a result, the Hydro Petroleum operations have not had separate external financing. In the carve-out combined financial statements loans held by subsidiaries transferred to Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. Norsk Hydro’s debt has been allocated to Hydro Petroleum based on the historic funding requirements.
      Substantially all unsecured debenture bonds contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro Petroleum to call the debt prior to its final redemption date at certain specified premiums.
Long-term debt payable in various currencies:

	Weighted
	average	Denominated	Balance
	interest	amount	in NOK
Amounts in million	rates	2006	2006	2005

USD	7.3%	1,986	12,460	13,446
NOK	—	—	—	94
GBP	6.5%	1	13	117
EUR	6.3%	300	2,479	2,401

Total unsecured debenture bonds			14,951	16,058

Capital lease obligations			357	453
Outstanding debt			15,308	16,511
Less: Current portion			(17)	(189)

Total long-term debt			15,291	16,322

      As of December 31, 2006 the fair value of long-term debt, including the current portion, was NOK 17,629 million and the carrying value was NOK 15,308 million.
      Hydro Petroleum has no foreign currency swaps related to long-term debt.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
      Payments on long-term debt fall due as follows:

		Capital lease
Amounts in NOK million	Debentures	and other	Total

2007	—	17	17
2008	—	54	54
2009	1,882	54	1,936
2010	2,479	25	2,504
2011	—	54	54
Thereafter	10,591	152	10,742

Total	14,951	357	15,308

Note 19 Employee retirement plans
      Pension Benefits Hydro Petroleum and many of its subsidiaries have defined benefit retirement plans that cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans.
Net periodic pension cost

Amounts in NOK million	2006	2005	2004

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	527	378	364
Interest cost on prior period benefit obligation	367	356	355
Expected return on plan assets	(281)	(256)	(227)
Recognized loss	167	108	134
Amortization of prior service cost	39	39	39
Amortization of net transition (asset) obligation	—	—	1

Net periodic pension cost	818	625	666
Defined contribution plans	(2)	6	3
Multi-employer plans	3	—	—
Termination benefits and other	50	47	58

Total net periodic pension cost	868	678	726

Changes in other comprehensive income that have not been recognized as components of net periodic pension cost:
Additional minimum pension liability	(9)	263	(95)
Reversal of additional minimum pension liability	(386)	—	—
Net loss	2,694	—	—
Prior service cost	323	—	—

Total recognized in other comprehensive income	2,622	263	(95)

Total recognized in net periodic pension cost and other comprehensive income	3,490	941	631

      The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2007 are NOK 124 million and NOK 33 million, respectively.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Change in projected benefit obligation (PBO)

Amounts in NOK million	2006	2005

Projected benefit obligation at beginning of year	(9,179)	(6,870)
Benefits earned during the year	(527)	(378)
Interest cost on prior period benefit obligation	(367)	(356)
Actuarial loss	(178)	(1,631)
Plan amendments	(29)	—
Benefits paid	71	68
Special termination benefits	(5)	(13)
Business combinations	(388)	—
Foreign currency translation	7	—

Projected benefit obligation at end of year	(10,596)	(9,179)

Change in pension plan assets

Amounts in NOK million	2006	2005

Fair value of plan assets at beginning of year	5,104	4,161
Actual return on plan assets	935	710
Company contributions	499	288
Benefits paid	(54)	(54)
Business combinations	290	—
Foreign currency translation	(6)	—

Fair value of plan assets at end of year	6,768	5,104

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Status of pension plans reconciled to balance sheet

Amounts in NOK million	2006	2005

Defined benefit plans:
Funded status of the plans at end of year	(3,828)	(4,075)
Unrecognized net loss	2,694	3,272
Unrecognized prior service cost	323	310

Net accrued pension recognized	(810)	(493)
Termination benefits and other	(159)	(202)

Total net accrued pension recognized	(970)	(696)

Amounts recognized in the balance sheet consist of:
Prepaid pension	—	1,128
Other current liabilities	(84)	—
Accrued pension liabilities	(3,903)	(2,273)
Intangible asset	—	55
Accumulated other comprehensive income:
Net loss	2,694	—
Prior service cost	323	—
Additional minimum pension liability	—	395

Net amount recognized	(970)	(696)

      The accumulated benefit obligation for all defined pension benefit retirement plans was NOK 7,801 million and NOK 6,802 million at December 31, 2006 and 2005, respectively.
Plans in which the accumulated benefit obligation exceeds plan assets

Amounts in NOK million	2006	2005

Projected benefit obligation	(3,891)	(3,270)
Accumulated benefit obligation (ABO)	(2,788)	(2,370)
Plan assets	534	346
Weighted-average assumptions used to determine net periodic pension cost

	2006	2005	2004

Discount rate	4.0%	5.2%	6.0%
Expected return on plan assets	5.5%	6.2%	7.0%
Rate of compensation increase	3.3%	3.2%	3.7%
Weighted-average assumptions used to determine pension obligation at end of year

	2006	2005

Discount rate	4.5%	4.0%
Rate of compensation increase	3.7%	3.3%

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Weighted-average investment profile plan assets at end of year

	Target
	allocation	2006	2005

Asset category:
Equity securities	22-41%	37%	36%
Debt securities	28-55%	40%	42%
Real estate	19%	16%	18%
Other	4-12%	7%	4%

Total		100%	100%

      Management of plan assets must comply with applicable laws and regulations in the countries where Hydro Petroleum provides funded defined benefit plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.
      Based on the current portfolio of plan assets the expected rate of return on plan assets is determined to be one to two percentage points above the yield on a portfolio of long-term high-quality debt instruments that receive one of the two highest ratings given by a recognized rating agency.
      Social security tax imposed on pensions has been recognized and accrued for where applicable, together with social security tax imposed on other personnel benefits, and has not been treated as pensions.
      Hydro Petroleum is presently unable to reasonably determine the expected amount to be paid to its pension plans in 2007. Total pension benefit payments expected to be paid to participants, which include payments funded from Hydro Petroleum’s assets as well as payments paid from the plans are as follows:
Expected pension benefit payments

Amounts in NOK million

2007	93
2008	104
2009	119
2010	134
2011	154
2012-2016	999
Note 20 Contingencies and other long-term liabilities
      Hydro Petroleum is subject to changing environmental laws and regulations that in the future may require modernized technology to meet more stringent emissions standards or to take actions for contaminated areas. As of December 31, 2006, Hydro Petroleum had accrued NOK 66 million for corrective environmental measures. Future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term.
      Hydro Petroleum is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro Petroleum is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its carve-out combined results of operations, liquidity or financial position.
      As operator on the Norwegian Continental Shelf, Hydro Petroleum makes charges to its partners for pension costs. Since January 1, 2001, pension costs have been charged to the partners on a current basis as a percentage of

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro Petroleum made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro Petroleum is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro Petroleum has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to January 1, 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro Petroleum.
      Hydro Petroleum has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.
Contingencies and other long-term liabilities

Amounts in NOK million	2006	2005

Asset retirement obligations	10,646	6,974
Derivatives	947	1,283
Other	1,243	864

Total	12,835	9,121

      Hydro Petroleum’s asset retirement obligations covered by SFAS 143 Accounting for Asset Retirement Obligations are associated mainly with the removal and decommissioning of oil- and gas offshore installations. The obligations are imposed and defined by legal requirements in Norway and other countries as well as the OSPAR convention (The Convention for the Protection of the Marine Environment of the North-East Atlantic). The fair value of the obligation is recognized in the balance sheet in the period in which it is incurred, i.e. when the oil- and gas installations are constructed and ready for production, and the obligation amount is adjusted for accretion and estimate changes in subsequent periods until settlement.
      In 2006, the major part of the increase in estimates was attributable to significantly higher rates on floating rigs to be used in retirement activities.
Asset Retirement Obligations

Amounts in NOK million	2006	2005

Total asset retirement obligations January 1	7,193	6,059
Incurred this year	295	678
Revision in estimates	3,673	326
Settlements	(256)	(321)
Accretion	432	395
Currency translation	(77)	56

Total asset retirement obligations December 31	11,261	7,193

Of which:
Short-term asset retirement obligations	616	219
Long-term asset retirement obligations	10,646	6,974

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Note 21 Secured debt and guarantees

Guarantees (off-balance sheet):	2006	2005

Non-consolidated investee debt	45	—
Sales guarantees	3,605	3,595
Commercial guarantees	18,951	9,860

Total	22,601	13,455

      Hydro Petroleum has no secured debt. Hydro Petroleum is contingently liable for guarantees made directly or on behalf of legal entities that are a part of Hydro Petroleum. Guarantees made on the behalf of Hydro Petroleum in the normal course of business by the parent company, Norsk Hydro ASA, will subsequently be replaced by guarantees issued by Statoil ASA after October 1, 2007. The amounts in the table above represent the maximum amount of potential future payments related to such guarantees. None of the contingent amounts described above are recognized in the carve-out combined Hydro Petroleum balance sheet as of December 31, 2006.
      Guarantees of non-consolidated investee debt relates to guarantees covering credit facilities with external banks. Guarantees in connection with the sale of companies, referred to as sales guarantees in the table above, reflect the maximum contractual amount Hydro Petroleum could be liable for in the event of certain defaults or the realization of specific uncertainties. These sales guarantees cover the sale of Hydro Texaco and Saga Petroleum. In addition, Hydro Petroleum has certain guarantees relating to sales of companies that are unspecified in amount and unlimited in time. No amounts relating to such guarantees are included in the table above.
      Under the Norwegian public limited companies act section 14-11, Hydro Petroleum and Norsk Hydro After Demerger will be jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
      Hydro Petroleum believes that the likelihood of any material liability arising from guarantees relating to sales of companies is remote. Historically, Norsk Hydro has not made any significant indemnification payments under such guarantees and no amount has been accrued in the Norsk Hydro consolidated financial statements or in the carve-out combined Hydro Petroleum financial statements. Hydro Petroleum estimates that the fair value of guarantees related to sale of companies is immaterial.
      In addition to guarantees relating to the sale or divestment of companies, Hydro Petroleum has guaranteed certain recoverable reserves of crude oil in the Veslefrikk field on the NCS as part of an asset exchange between Hydro Petroleum and Petro Canada. Under the guarantee, Hydro Petroleum is obligated to deliver indemnity reserves to Petro Canada in the event that recoverable reserves are evaluated to be lower than a specified amount. An evaluation of the recoverable reserves was completed in 2002 in accordance with the agreement, which resulted in compensation by Hydro Petroleum to Petro Canada. The agreement with Petro Canada was renegotiated in 2002 with the possibility of making a new evaluation of the reserves in 2008, 2014 and at the end of the field’s productive lifetime. The agreement includes the possibility of recovery by Hydro Petroleum of earlier compensation if new evaluations indicate improvements in the estimated recoverability. The guarantee is not applicable in cases of force majeure, the failure of the field operator to comply with appropriate field practices and other instances. As of December 31, 2006, the remaining volume covered under the guarantee was 0.78 million Sm3 of crude oil, equivalent to approximately NOK 1,844 million calculated at current market prices. As of December 31, 2005, the remaining volume covered under the guarantee was 0.88 million Sm3 of crude oil, equivalent to approximately NOK 2,208 million.
      Commercial guarantees consist of advance payment guarantees, bid bonds, stand-by letters of credit, performance guarantees and payment guarantees. While most commercial guarantees are issued directly by the

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
parent company, certain guarantees are obtained from external banks and covered by Hydro Petroleum by a counter indemnity to such banks. Hydro Petroleum’s contingent liability relating to commercial guarantees is linked to performance under various contracts. Because the payment of commercial guarantees is related to events directly or indirectly controlled by Hydro Petroleum, the risk related to such instruments is considered to be limited. However, a certain portion of the guarantees are payable on demand. Therefore, there is a certain amount of litigation risk in the event of unfair calls relating to such guarantees.
Note 22 Contractual and other commitments for future investments and operations

As of December 31, 2006:		Investments
Amounts in NOK million	2007	Thereafter	Total

Contract commitments for investments in property, plant and equipment:
Oil and gas fields and transport systems	5,995	9,586	15,580
Additional authorized future investments in property, plant and equipment:
Oil and gas fields and transport systems	1,892	32	1,923
Contract commitments for other future investments:	16	3	18
      Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.
      Hydro Petroleum has entered into take-and-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and steam. In addition, Hydro Petroleum has entered into long-term sales commitments. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf. The delivery of gas from the Norwegian Continental Shelf amounts to NOK 267 billion.
      The non-cancelable future fixed and determinable obligation as of December 31, 2006 are as follows:
Take-and-pay and Long-term contracts

	Transport
	and		Sales
Amounts in NOK million	Other	Energy related	commitments

2007	770	11,195	(24,243)
2008	836	12,915	(27,249)
2009	984	10,247	(24,622)
2010	947	4,012	(20,049)
2011	971	397	(16,002)
Thereafter	3,599	55	(159,438)

Total	8,107	38,821	(271,602)

      The total purchases under the take-and-pay agreements and long-term contracts were as follows (in NOK million): 2006 — 3,239; 2005 — 4,009; 2004 — 1,312.
Note 23 Market risk management and derivative instruments
      Hydro Petroleum is exposed to market risks from prices on commodities bought and sold, prices of other raw materials, currency exchange rates and interest rates. Depending on the degree of price volatility, such fluctuations in market prices may create fluctuations in Hydro Petroleum’s results. To manage this exposure,

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Hydro Petroleum’s main strategy has been to maintain a strong financial position to be able to meet fluctuations in results.
      Market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Natural hedging positions are established where possible and if economically viable. Hydro Petroleum uses financial derivatives to some extent to manage financial and commercial risk exposures.
      Some of Hydro Petroleum’s commodity contracts are deemed to be derivatives under U.S. GAAP. Derivative instruments, whether physically or financially settled, are accounted for under FASB Statements of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities as amended (SFAS 133). All derivative instruments are accounted for on the balance sheet at fair value with changes in the fair value of derivative instruments recognized in earnings, unless specific hedge criteria are met.
Commodity price risk exposure
Oil
      Hydro Petroleum produces and sells crude oil and gas liquids. Hydro Petroleum’s production of crude oil and gas liquids is, for the most part, sold in the spot market. Hydro Petroleum utilizes futures, swaps and options to mitigate unwanted price exposures for a portion of its crude oil portfolio production. While engaging in economic hedging activities, as of the end of 2006 Hydro Petroleum has no hedge accounting program in place for the purpose of protecting against the risk of low oil prices. The main portion of oil and gas related economic hedge activities, entered into in December 2005, are related to the acquisition of Spinnaker. There have been no material changes in economic hedges in 2006 relating to oil. See also economic hedges below.
Natural gas
      Hydro Petroleum is a producer, buyer, seller and to a limited extent consumer, of natural gas. The majority of Hydro Petroleum’s equity gas production is sold to European counterparties based on long-term gas supply contracts. Contract prices are mainly indexed to oil products. Hydro Petroleum utilizes instruments such as forwards, swaps and options to mitigate unwanted price exposures on the portion of the natural gas portfolio not sold on long-term contracts. The main portion of natural gas economic hedge activities were entered into in 2005 in connection with the acquisition of Spinnaker, see economic hedges below. Hydro Petroleum is also participating in trading activities based on equity gas production and externally sourced gas volumes. In addition, Hydro Petroleum engages in limited energy trading activity in derivatives as defined under EITF 02-3. The fair value of these traded financial instruments is determined by reference to various market prices or by use of other appropriate valuation methodologies. Commodity price, foreign exchange rate and credit exposures arising from energy trading have not been significant during 2006.
      An increasing number of the Company’s sales and purchase contracts related to natural gas are being classified as derivatives or deemed to contain embedded derivatives according to SFAS 133. These contracts are marked to their market value with changes in market value recognized in operating income. Gas contracts can be indexed to the oil price or quoted gas prices at recognized gas delivery points such as the National Balancing Point (NBP) in Great Britain, Zeebrugge Hub (ZB) in Belgium or the Dutch Title Transfer Facility (TTF). Only a portion of these derivative contracts are hedged with other natural gas derivatives. As such, Hydro Petroleum expects to have certain open derivative positions at any one point in time, which can result in earnings fluctuations. The magnitude of the unrealized gains and losses on these contracts will be influenced by geographic price differentials and spreads on the above mentioned gas contract indices.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Electricity
      Hydro Petroleum is primarily consumer of electricity. Hydro Petroleum’s consumption of electricity is related to its production and processing of oil and gas, mainly in Norway. Hydro Petroleum has committed to deliver electricity on some end-user electricity contracts. In order to manage and hedge the risks of unfavorable fluctuations in electricity prices, Hydro Petroleum utilizes both physical contracts and financial contracts. Hydro Petroleum has hedged the end-user electricity contracts through the use of financial derivative instruments such as futures, forwards and options. Hydro Petroleum participates in no speculative trading.
      The following types of commodity derivatives were recorded at fair value on the balance sheet as of December 31, 2006 and December 31, 2005. The presentation of fair values for natural gas contracts shown in the table below include the fair value of derivative instruments such as futures, forwards and swaps, in conjunction with the fair values of physical contracts.

Amounts in NOK million	2006	2005

Assets:
Swaps and futures, crude oil	34	9
Electricity contracts	—	70
Natural gas contracts	4,184	3,009
Total	4,218	3,088
Liabilities:
Electricity contracts	(94)	—
Natural gas contracts	(2,276)	(2,966)
Swaps and futures, crude oil	(285)	(330)

Total	(2,655)	(3,294)

      Of these, NOK 10 million and NOK 70 million relates to transactions with Norsk Hydro After Demerger for 2006 and 2005 respectively.
Embedded derivatives
      Some contracts contain pricing links that affect cash flows in a manner different than the underlying commodity or financial instrument in the contract. For accounting purposes, these embedded derivatives are in some circumstances separated from the host contract and recognized at fair value. In some cases, the entire contract, including the embedded derivative, is recognized at fair value. Hydro Petroleum has separated and recognized at fair value embedded derivatives related to inflation-, Brent- and coal links, in addition to currency forwards, from the underlying contracts.
Foreign currency risk exposure
      Prices of many of Hydro Petroleum’s most important products, mainly crude oil and natural gas, are either denominated in U.S. dollars or are influenced by movements in the value of other currencies against the U.S. dollar. Further, the cost of raw materials, including natural gas and NGLs, are affected by the U.S. dollar price of crude oil and variations in the U.S. dollar exchange rates against local currencies. Hydro Petroleum’s primary foreign currency risk is therefore linked to fluctuations in the value of the U.S. dollar. To reduce the long-term effects of fluctuations in the U.S. dollar exchange rates, Hydro Petroleum has issued most of its debt in U.S. dollars. As of December 31, 2006, 87 per cent of Hydro Petroleum’s long-term debt is denominated in U.S. dollars.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
      Hydro Petroleum also incurs costs related to the production, distribution and marketing of products in a number of different currencies, mainly Euro, Norwegian krone, U.S. dollar, Canadian dollar, Australian dollar, British Pound and Swedish krone. Consequently, the effects of changes in currency rates on the translation of local currencies into Norwegian krone for subsidiaries outside of Norway can influence the comparative results of operations.
      Norsk Hydro has previously designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. As of January 1, 2005, Norsk Hydro no longer designated portions of its long-term debt and forward currency contracts as hedges of net investments in foreign subsidiaries. The foreign currency effects of these former net investment hedges reflected in the cumulative translation section of shareholders’ equity of Hydro Petroleum has accumulated to a NOK 246 million after-tax gain as at the year ended December 31, 2004. No subsidiaries with net investment hedges have been disposed of since year-end 2004.
      The following types of financial derivatives were recorded at fair value on the carve-out combined balance sheet as of December 31, 2006 and December 31, 2005. Currency contracts that are designated as hedging instruments in cash flow hedges are not included. Bifurcated embedded currency derivatives are included.

Amounts in NOK million	2006	2005

Assets:
Currency forwards and swaps	77	4
Liabilities:
Currency forwards and swaps	—	—
      Of these, NOK 60 million and NOK 4 million relates to transactions with Norsk Hydro After Demerger for 2006 and 2005, respectively.
      The currency contracts listed below were outstanding as of December 31, 2006. Bifurcated embedded currency derivatives are not included. All contracts are with Norsk Hydro After Demerger.
Currency

			Maturity by nominal
			amount in currency

	Nominal value	Fair value	Within one	More than
Amounts in million	in currency	in NOK	year	one year

Buying currency
CAD	42	223	39	3
Selling currency
USD	(27)	(164)	(25)	(2)
Interest rate exposure
      Hydro Petroleum is exposed to changes in interest rates, primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations in different currencies. Hydro Petroleum maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total interest bearing debt, with an even debt repayment schedule. Hydro Petroleum uses foreign exchange and interest rate swaps from time to time and other derivatives to optimize currency and interest rate exposure. The fair value of interest rate derivatives as of December 31, 2006 and 2005 are immaterial and not presented here.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Fair value- and cash flow hedges
      Hydro Petroleum is not engaged in any hedge accounting programs. See economic hedges below.
Economic hedges
      In certain cases, Hydro Petroleum enters into derivative transactions which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Economic hedging instruments include oil and gas swaps and certain other derivative instruments. Gains and losses on economic hedges are recognized either as a part of operating revenues or as a part cost of goods sold.
      In 2006, a gain of NOK 254 million relating to economic hedges was recognized as a part of operating revenues. A loss of NOK 78 million and a gain of NOK 160 million were recognized in operating revenues related to economic hedging activities in 2005 and 2004, respectively.
      In 2004, a gain of NOK 297 million relating to economic hedges was recognized as cost of goods sold. For 2005 and 2006, no amounts are recognized as economic hedges and posted to cost of goods sold.
      In connection with the acquisition of Spinnaker Inc., Hydro Petroleum purchased put options on gas prices in the U.S. and executed a collar (buying a put option in combination with selling a call option) on oil prices in the U.S. The purpose of the hedges was to protect the value of the investment against impairment related to lower oil and gas prices over a three-year period. The hedges relating to operations in the Gulf of Mexico are recognized at fair value with net realized and unrealized gains of NOK 194 million for 2006 in operating income and an unrealized loss of NOK 440 million for 2005.
      In addition to the economic commodity hedges, Hydro Petroleum also performs trading operations to reduce currency exposures on commodity positions. The effect of such operations is recognized as a part of Financial income (expense), net, in the income statement.
Fair value of derivative instruments
      The fair market value of derivative financial instruments such as currency forwards and swaps is based on quoted market prices. The fair value of other commodity over-the-counter contracts and swaps is based on quoted market prices, estimates obtained from brokers and other appropriate valuation techniques. Where long-term physical delivery commodity contracts are recognized at fair value in accordance with SFAS 133, such fair market values are based on quoted forward prices in the market and assumptions of forward prices and margins where market prices are not available. See note 18 for fair value information of Hydro Petroleum’s long-term debt.
Credit risk management
      The following discussion on credit risk management relates to the practice employed by Norsk Hydro.
      Setting counterparty risk limits, requiring insurance, and establishing procedures for monitoring exposures and settlement of accounts limits Norsk Hydro’s credit risk. Norsk Hydro’s overall credit risk level is reduced through a diversified customer base representing various industries and geographic areas. Follow-up of timely payments of accounts receivables is given high priority.
      Credit risk arising from the inability of a counterparty to meet the terms of derivative financial instrument contracts is generally limited to amounts by which the counterparty’s obligations exceed the obligations of Norsk Hydro. Pre-approval of exposure limits is required for financial institutions relating to current accounts, deposits and other obligations. Credit risk related to derivative commodity instruments is substantially limited since most

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
instruments are settled through commodity exchanges. Counterparty risk related to the use of derivative instruments and financial operations is regarded as minimal.
Note 24 External audit remuneration
      Deloitte AS is the principal auditor of Norsk Hydro ASA. The following table shows total audit and non-audit fees for the fiscal years 2006 and 2005 and consist of services for Hydro Petroleum and audit fees included in corporate costs that have been allocated as part of the corporate cost allocation.
2006

		Audit	Other
		related	non-audit
Amounts in NOK thousand	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway1)	34,000	—	1,200	100	35,300
Deloitte Abroad	5,400	—	—	4,300	9,700

Total Deloitte	39,400	—	1,200	4,400	45,000

2005

		Audit	Other
		related	non-audit
Amounts in NOK thousand	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway1)	20,100	600	1,000	300	22,000
Deloitte Abroad	3,600	—	—	4,700	8,300

Total Deloitte	23,700	600	1,000	5,000	30,300

1)	Reported amount for Deloitte Norway includes fee for audit of license related activities.
Note 25 Related parties
      All information presented in this note is for Norsk Hydro, and has not been adjusted or carved-out to reflect any related parties for Hydro Petroleum on a stand-alone basis.
      As of December 31, 2006, the Ministry of Trade and Industry of Norway owned 563,773,605 ordinary shares. This represents 43.8 per cent of the total number of ordinary shares authorized and issued and 46 per cent of the total shares outstanding. As of December 31, 2006, The National Insurance Fund, “Folketrygdfondet” owned 47,699,635 ordinary shares. This represents 3.7 per cent of the total number of ordinary shares issued and 3.9 per cent of the total shares outstanding. In total the Norwegian State owns 611,473,240 ordinary shares. This represents 47.5 per cent of the total number of ordinary shares issued and 49.9 per cent of the total shares outstanding. There are no preferential voting rights associated with the ordinary shares held by the State. In the discussion that follows, all previously reported share amounts or share prices have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.
      The Annual General Meeting held on May 9, 2006 approved a new buyback authorization of 22,470,482 shares over a one-year period. The Norwegian State has agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Including the share redemption a total of 40,000,000 shares may be cancelled. Share repurchases can be made in the share price interval of NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be for no other purpose than cancellation by means of capital reduction. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders. In addition, the May 9, 2006 Annual General Meeting resolved to revoke the buyback authorization approved by the

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Extraordinary General Meeting held on December 1, 2004, allowing for a buyback of up to 28,088,105 shares in the share price interval of NOK 40 to NOK 140 per share. The General Meeting decided to cancel the acquired shares. The Norwegian State agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Consequently, 3,644,685 shares were redeemed at a price of NOK 129.30 per share on July 14, 2006. A total of 8,316,685 shares at par value of NOK 3.66 per share were cancelled. For the transactions, the state received compensation of NOK 471 million.
      In December 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 14,044,050 treasury shares acquired in 2004 in a buyback program approved by the 2004 Annual General Meeting. These shares were acquired at a market price of NOK 1,239 million. The extraordinary General Meeting also authorized the redemption of 10,955,950 shares owned by the Norwegian State. As compensation, the Norwegian State received NOK 981 million. The cancellation and redemption were completed in February 2005.
      In January 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 7,421,500 treasury shares acquired in 2003 for a market price of NOK 555 million. The General Meeting also authorized the redemption of 5,789,610 shares owned by the Norwegian State. As compensation, the State received NOK 445 million. The cancellation and redemption were completed on March 17, 2004.
      Sales and purchases with Norsk Hydro After Demerger have been recognized as if they were contracts with unrelated parties at arms length. This includes sales and purchases of goods and services, and certain derivative instruments, primarily with electricity underlying.

	2006	2005	2004

Sales to Norsk Hydro After Demerger
IS/IT services	467	409	486
NGL and gas	421	359	1,073
Project and technical services	221	551	428
Other	8	3	262

Total	1,116	1,322	2,250

Purchases from Norsk Hydro After Demerger
Shared services and power	156	202	443
Power	(37)	96	325
Insurance premium	301	55	39

Total	420	353	806

      Payables and receivables to and from Norsk Hydro After Demerger are reflected on the carve-out combined balance sheet.
      Transactions with non-consolidated investees are described in Note 12 Non-Consolidated Investees.
      During 2006 the Corporate Assembly as a whole received remuneration of NOK 552,812, with the chairperson and deputy chairperson of the Corporate Assembly receiving NOK 120,000 and NOK 70,000, respectively. Corporate Assembly Member share ownership as of December 31, 2006 is given in the table below. Total Corporate Assembly shareholdings represent less than 1 per cent of the total Norsk Hydro shares outstanding as of December 31, 2006.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Corporate Assembly Members	Shares1)

Svein Steen Thomassen (Chairperson)	500
Siri Teigum (Deputy Chairperson)	—
Sven Edin	1,195
Billy Fredagsvik	265
Anne-Margrethe Firing2)	5,820
Aase Gudding Gresvig	—
Westye Høegh	64,000
Idar Kreutzer	—
Kjell Kvinge	685
Dag Harald Madsen	190
Roger Oterholt	75
Anne Merete Steensland	121,360
Rune Strande	80
Sten-Arthur Sælør	—
Lars Tronsgaard	—
Karen Helene Ulltveit-Moe	55,000
Terje Venold2)	200
Svein Aaser	9,360
Deputy Members
Nils Roar Brevik	80
Tore Amund Fredriksen	645
Erik Garaas	—
Sónia F.T. Gjesdal	660
Line Melkild	140
Bjørn Nedreaas	270
Wolfgang Ruch	875
Unni Steinsmo	—
Gunvor Ulstein	—
Bjørn Øvstetun	75
Previous members
Sigurd Støren3)	—
Astrid Sylvi Lem3)	—

1)	Number of shares includes any related party shareholdings, in addition to the shares held directly by the corporate assembly member.

2)	Members of the Corporate Assembly from May 10, 2006.

3)	Members of the Corporate Assembly until May 9, 2006.
Note 26 Supplementary oil and gas information
      Hydro Petroleum uses the “successful efforts” method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
      Once the exploration drilling demonstrates that sufficient quantities of resources have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress for the well or group of wells toward ultimate development of the reserves is being achieved. Evaluation of whether commercial quantities of hydrocarbons have been discovered is based on existing technology and price conditions, unless Hydro Petroleum expects long-term price conditions to be less favorable.
      Most of Hydro Petroleum’s exploration activities are performed in areas requiring major capital expenditures, such as platforms or sub-sea stations with related equipment. For complicated offshore exploratory discoveries, it is not unusual to have exploratory well costs remain suspended on the balance sheet for several years while we perform appraisal work, evaluate the optimal development plans and timing, and secure final regulatory approvals for development. Appraisal work for each project normally includes an assessment process covering choice of the optimal technical and economical solution taking into consideration existing pipelines, platforms and processing facilities in the area, regulatory issues including environmental requirements and legal issues, and relationship to other joint ventures involved in the area and/or utilizing the same infrastructure. When the appraisal work is completed, the Plan for Development and Operation (PDO), which shall contain an account of economic aspects, resource aspects, technical, safety related, commercial and environmental aspects as well as information as to how a facility may be decommissioned and disposed of when petroleum activities ceases, can be prepared.
      Discovered reserves are classified as “proved reserved” (as defined by SEC rules) when the PDO is submitted to the authorities for approval (Norway) or the project has matured to a similar level (outside Norway). At the same time, related costs are transferred to development cost. It normally takes more than one year to complete all of the activities that permit recognition of proved reserves under the current SEC guidelines.
      Cost relating to acquired exploration rights are allocated to the relevant areas, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately, based on exploration experience. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro Petroleum uses future net cash flows to evaluate unproved properties for impairment, the unproved reserves are risk adjusted before estimating future cash flows associated with those resources. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Cost incurred on oil and gas properties
Capitalized exploration costs and costs to property acquisition

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Capitalized at beginning of year	603	583	633	4,841	662	390	5,444	1,245	1,023
Exploration well costs capitalized during the year	344	356	120	1,407	351	277	1,751	707	397
Exploration acquisition costs capitalized during the year1)	—	—	65	2,719	3,918	148	2,719	3,918	213
Capitalized exploration costs charged to expense	(16)	(45)	(110)	(761)	(4)	(138)	(777)	(49)	(248)
Transferred to development	(65)	(292)	(125)	(1,936)	(142)	5	(2,001)	(434)	(120)
Disposals	(12)	—	—	(137)	—	—	(149)	—	—
Foreign currency translation	—	—	—	(384)	56	(19)	(384)	56	(19)

Capitalized exploration well costs at end of year	854	538	518	1,638	791	504	2,492	1,329	1,022

Capitalized acquisition costs at end of year	—	65	65	4,111	4,050	159	4,111	4,115	224

Capitalized exploration costs at end of year	854	603	583	5,749	4,841	662	6,603	5,444	1,245

Wells in process of drilling at end of year	—	—	85	173	76	201	173	76	286
Wells in areas where the drilling program is uncompleted or completed during the year	721	456	231	1,465	715	301	2,186	1,171	532
Wells where drilling program is completed more than one year ago	103	56	182	—	—	—	103	56	182
Other cost including acquisition of unproved property	30	91	85	4,111	4,050	160	4,141	4,141	245

Capitalized exploration costs at end of year	854	603	583	5,749	4,841	662	6,603	5,444	1,245

1)	The capitalized acquisition cost in 2006 is related to the purchase of licenses in Brazil, Gulf of Mexico, Cuba and Mozambique. Hereof NOK 2,360 million was related to the acquisition of Peregrino. The capitalized acquisition cost in 2005 was related to the purchase of Spinnaker Exploration, and licenses in Morocco, Libya and Angola. In 2004, NOK 213 million was related to the purchase of license PL 248 in Norway and licenses in the Gulf of Mexico and Madagascar.
     The following table provides an aging of capitalized exploratory well costs based on the date the drilling program for the project was completed, and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling. A project is, in this context, defined as an area which is expected to be developed as one single development solution. A project may use existing infrastructure, including pipelines, processing facilities on existing platforms, etc. There may be more than one development solution used for one reservoir or for one license if physical and/or legal and/or economic conditions make that viable.

						More than
Specification of age of category	1 year	2 years	3 years	4 years	5 years	5 years	Total

Amounts (NOK million)	—	44	—	—	—	12	56
Number of projects	—	1	—	—	—	1	2
      The following is a description of projects that have been capitalized for a period greater than one year following the completion of drilling, including a description of activities undertaken in the project and remaining activities to classify the associated resources as proved reserves.

HYDRO PETROLEUM
NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS
Two years from end of drilling program:
The Idun project
      The project consists of one discovery well drilled in 1998 in the Nordland II area, located north in the Norwegian Sea. The discovery consists primarily of gas. In 2004 an appraisal well was drilled, and evaluation of various possible development solutions for the discoveries in this area have been performed. It was decided to develop the Idun field as a joint development with the Skarv field (PL 212). The fields will be developed with sub-sea solutions connected to a production ship. Gas export will be through the Åsgard Transport System to the onshore Kårstø facility. PDO is planned for submittal to the Norwegian Government in the second half of 2007.
More than 5 years from end of drilling program:
The Grane Outside project
      The project consists of one discovery well drilled in 1992 as part of the Grane drilling program which ended in 1998. The well has a total suspended cost of NOK 12 million. In connection with the Grane development, the licenses were unitized. The Grane Outside well was located outside the then established Grane unit, and therefore has a different ownership structure. Grane Outside is planned as a sub-sea development with tie-in to the producing Grane Field installations. Grane Outside is expected to be developed and start production when Grane goes off plateau production, expected in 2009. The development of Grane Outside will require a separate PDO, and has not yet been included as proved reserves.
      In addition, six wells were completed more than one year ago. These wells are kept suspended on the balance sheet awaiting the completion of ongoing or planned drilling activities in these areas.

HYDRO PETROLEUM
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
Costs related to development, transportation systems and other
Exploration costs incurred during the year

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration activity	1,155	890	478	4,793	1,692	934	5,948	2,582	1,412
Capitalized exploration cost	344	356	120	1,407	351	277	1,751	707	397
Capitalized exploration costs charged to expense	(16)	(45)	(110)	(761)	(4)	(138)	(777)	(49)	(248)
Other1)	(12)	(9)	—	—	91	—	(12)	82	—

Exploration costs expensed during the year	839	587	468	4,147	1,254	796	4,986	1,839	1,264

1)	In 2005, NOK 91 million was related to insurance refund in Iran due to an unsuccessful well drilled in 2004.
Costs related to development, transportation systems and other

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Net book value at beginning of year	63,610	61,401	62,672	23,989	7,461	7,540	87,599	68,862	70,212
Cost incurred during the year	12,838	10,258	9,093	4,653	2,596	1,585	17,491	12,854	10,678
Acquisition cost	—	21	297	(732)	15,069	—	(732)	15,090	297
Transferred from exploration cost	65	292	125	1,936	142	(5)	2,001	434	120
Amortization and impairment	(8,923)	(8,330)	(8,259)	(8,675)	(1,473)	(1,566)	(17,598)	(9,803)	(9,825)
Disposals	(2)	(32)	(2,527)	—	(211)	(3)	(2)	(243)	(2,530)
Foreign currency translation	—	—	—	(2,124)	404	(90)	(2,124)	404	(90)

Net book value at end of year	67,588	63,610	61,401	19,047	23,989	7,461	86,635	87,599	68,862

      Cost incurred during 2006 included NOK 1,837 million related to activities in Angola, NOK 1,757 million related to activities in the USA, NOK 505 million related to activities in Canada, NOK 234 million related to activities in Libya and NOK 91 million of development cost related to activities in Russia. NOK 3,089 million and NOK 842 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting changes in estimates.
      Cost incurred during 2005 included NOK 1,269 million related to activities in Angola, NOK 615 million related to activities in the U.S., NOK 409 million related to activities in Canada, NOK 257 million related to activities in Libya and NOK 43 million of development cost related to activities in Russia. NOK 461 million and NOK 241 million relate to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting from new fields ready for production during the year and changes in estimates.
      Cost incurred during 2004 included NOK 972 million, NOK 290 million and NOK 168 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 851 million and NOK 71 million relate to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.
      During 2006, NOK 732 million of acquisition cost for Spinnaker Exploration Company in the Gulf of Mexico, acquired late 2005, have been reallocated. In 2005, NOK 15,069 million was allocated to the properties acquired as part of Hydro Petroleum’s acquisition of Spinnaker Exploration, see note 2 for further information. In addition, NOK 21 million was related to the acquisition of Skinfaks in Norway.
      Acquisitions in 2004 included NOK 297 million relating to the purchase of 2 per cent of the Kristin field in Norway.

HYDRO PETROLEUM
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
Results of operations for oil and gas producing activities
      As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro Petroleum.
      The “results of operations” should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.
Results of operations for oil and gas producing activities

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Sales to unaffiliated customers	12,024	10,528	6,817	7,272	6,700	5,039	19,296	17,228	11,856
Intercompany transfers1)	55,731	45,344	35,164	—	—	—	55,731	45,344	35,164

Total revenues	67,755	55,872	41,981	7,272	6,700	5,039	75,027	62,572	47,020

Operating costs and expenses:
Production costs	5,800	4,774	3,922	958	456	412	6,758	5,230	4,334
Exploration expenses	838	587	468	4,147	1,252	796	4,986	1,839	1,264
Depreciation, depletion and amortization	8,590	8,201	8,101	8,719	1,699	1,578	17,309	9,900	9,679
Transportation systems	2,333	1,691	1,647	188	140	118	2,521	1,831	1,765

Total expenses	17,561	15,253	14,138	14,012	3,547	2,904	31,574	18,800	17,042
Results of operations before taxes	50,194	40,619	27,843	(6,740)	3,153	2,135	43,454	43,772	29,978
Current and deferred income tax expense	(38,287)	(30,810)	(21,279)	479	(1,602)	(965)	(37,808)	(32,412)	(22,244)

Results of operations	11,907	9,809	6,564	(6,261)	1,551	1,170	5,646	11,360	7,734

Proved reserves of oil and gas
      Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties in kind and Government’s share of Profit Oil, based on prices at the balance sheet date.

HYDRO PETROLEUM
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
Proved developed and undeveloped reserves of oil and gas

	Norway				International				Total

			Natural	Oil and			Natural	Oil and			Natural	Oil and
	Oil		gas	gas	Oil		gas	gas	Oil		gas	gas
	mm	billion	billion	mm	mm	billion	billion	mm	mm	billion	billion	mm
	boe1)	Sm3 2)	cf2)	boe3)	boe1)	Sm3 2)	cf2)	boe3)	boe1)	Sm3 2)	cf2)	boe3)

As of December 31, 2003	839	206.8	7,317	2,134	154	—	—	154	993	206.8	7,317	2,288
Revisions of previous estimates4)	43	(3.0)	(106)	25	14	—	—	14	57	(3.0)	(106)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(324)	(65)	—	—	—	—	(6)	(9.1)	(324)	(65)
Extensions and new discoveries	5	1.4	51	14	9	—	—	9	14	1.4	51	23
Production for the year	(132)	(8.8)	(312)	(188)	(21)	—	—	(21)	(153)	(8.8)	(312)	(209)

As of December 31, 2004	749	187.3	6,626	1,920	156	—	—	156	905	187.3	6,626	2,076

Revisions of previous estimates4)	33	4.8	170	63	1	—	—	1	34	4.8	171	64
Purchase (sale)/ exchange of reserves in place	—	—	—	—	21	5.3	187	52	21	5.3	187	52
Extensions and new discoveries	36	3.1	109	56	3	0.1	3	3	39	3.2	112	59
Production for the year	(125)	(9.4)	(334)	(185)	(21)	—	(1)	(21)	(146)	(9.4)	(335)	(206)

As of December 31, 2005	693	185.7	6,571	1,854	160	5.4	190	192	853	191.1	6,761	2,046

Revisions of previous estimates4)	29	3.8	135	55	(11)	0.2	8	(10)	18	4.0	143	45
Purchase (sale)/ exchange of reserves in place	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and new discoveries	10	2.2	77	25	8	0.2	9	9	18	2.4	86	34
Production for the year	(125)	(10.0)	(354)	(189)	(16)	(0.7)	(25)	(20)	(141)	(10.7)	(379)	(209)

As of December 31, 2006	607	181.7	6,429	1,745	141	5.1	182	171	748	186.8	6,611	1,916

Proved developed reserves:
As of December 31, 2003	690	124.8	4,415	1,470	88	—	—	88	778	124.8	4,415	1,558
As of December 31, 2004	607	118.6	4,197	1,350	97	—	—	97	704	118.6	4,197	1,447
As of December 31, 2005	576	128.6	4,551	1,380	93	1.7	58	103	669	130.3	4,609	1,483
As of December 31, 2006	474	119.9	4,244	1,224	94	1.7	61	105	568	121.7	4,305	1,329

1)	Includes crude oil, NGL and Condensate. 1 Sm3 Oil/ Condensate = 6.2898 boe. 1 tonne NGL = 11.9506 boe.

2)	Sm3 = Standard cubic meter at 15 degrees Celcius. cf = cubic feet at 60 degrees Fahrenheit. 1 Sm3 gas at 15 degrees Celcius = 35.3826 cubic feet gas at 60 degrees Fahrenheit.

3)	Includes crude oil, NGL, Condensate and natural gas. When converting natural gas into barrels of oil equivalents adjustment for calorific value to an equivalent 40 MJ/ Sm3 volume is calculated, then 1000 = Sm3 @ 40 MJ/Sm3 = 6.2898 boe.

4)	The revision of previous estimates relates to new information from current year’s drilling operations and additional data which is now available.
     Purchase of reserves during 2005 was related to the acquisition of Spinnaker Exploration Company in the U.S. Gulf of Mexico. In 2004 the purchase of reserves included the sale of the 10 per cent share in the Snøhvit field in Norway to Statoil ASA and purchase of an additional 2 per cent share in the Kristin field in Norway from Statoil ASA.
      Extensions and new discoveries for oil in 2006 were related to the Gimle, Vega, Vigdis and Urd fields in Norway. Internationally there were extensions and new oil discoveries related to the Murzuq field in Libya and the Thunder Hawk field in the Gulf of Mexico. Extensions and new discoveries for gas were related to the Gimle, Vega and Vigdis fields in Norway and the Thunder Hawk field in the Gulf of Mexico.
      Extensions and new discoveries for oil in 2005 related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Volve, Urd and Ringhorne Øst. Internationally, the Mabruk field in Libya and the Lorien field in the Gulf of Mexico contributed new oil reserves. Extensions and new discoveries for gas were related to the

HYDRO PETROLEUM
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Oseberg Sør and Tune, and in addition the Lorien field in the Gulf of Mexico.
      Extensions and new discoveries for oil in 2004 were related to the Gulltopp field in Norway, the Rosa field in Angola and the Hibernia field in Canada. Extensions and new discoveries for gas were related to the Njord field in Norway.
      Reserve estimates at the end of the years 2006, 2005 and 2004 includes 171 million boe, 192 million boe and 156 million boe, respectively. For 2006, the reserves were situated mainly outside the Norwegian Continental Shelf, in Canada, Angola, Russia, Libya and Gulf of Mexico. For 2005, the reserves were mainly situated in Canada, the U.S. Gulf of Mexico, Angola, Libya and Russia. For 2004, the reserves were mainly situated in Canada, Angola, Russia and Libya.
      Reserve estimates in Norway are made before royalties of approximately 0.0, 0.0 and 0.3 million boe for 2006, 2005 and 2004. Reserve estimates on fields in Angola, Russia and Libya are made after deduction of royalty in kind and Government’s share of profit oil of approximately 56, 62 and 40 million boe for 2006, 2005 and 2004, respectively.
U.S. GAAP Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves
      The standardized measure of discounted future net cash flows of Hydro Petroleum’s proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.
      Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro Petroleum cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.
Standardized measure of discounted future net cash flows

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Future cash inflows	524,100	575,900	382,800	51,100	70,900	35,800	575,200	646,800	418,600
Future production costs	(102,900)	(105,200)	(91,500)	(11,300)	(17,500)	(10,600)	(114,200)	(122,700)	(102,100)
Future development costs	(53,900)	(42,500)	(38,500)	(7,700)	(7,100)	(5,600)	(61,600)	(49,600)	(44,100)
Future income tax expense	(279,900)	(324,700)	(189,800)	(8,500)	(13,100)	(5,200)	(288,400)	(337,800)	(195,000)

Future net cash flows	87,400	103,500	63,000	23,600	33,200	14,400	111,000	136,700	77,400
Less: 10% annual discount for estimated timing of cash flows	(35,600)	(40,100)	(26,400)	(6,700)	(8,800)	(4,700)	(42,300)	(48,900)	(31,100)

Standardized measure of discounted future net cash flows	51,800	63,400	36,600	16,900	24,400	9,700	68,700	87,800	46,300

HYDRO PETROLEUM
SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
Major sources of changes in the standardized measure of discounted future net cash flows

Amounts in NOK million	2006	2005	2004

Net changes in prices and production costs	(3,800)	127,800	33,200
Sales and transfers of oil and gas produced, net of production costs	(65,800)	(55,500)	(40,900)
Extensions, unitizations, discoveries and improved recovery, net of related costs	5,000	11,200	2,600
Purchase/ Exchange of interests in fields	—	13,200	800
Sale/ Exchange of interests in fields	—	—	(3,600)
Changes in estimated development costs	(17,300)	(11,300)	(900)
Development costs incurred during the year	11,900	9,800	8,400
Net change in income taxes	36,300	(72,200)	(8,500)
Accretion of discount	6,800	2,900	3,100
Revisions of previous reserve quantity estimates	7,800	16,300	5,500
Other	—	(700)	300

Total change in the standardized measure during the year	(19,100)	41,500	—

Average sales price and production cost per unit
      The following table presents the average sales price (including transfers) net of reductions in respect of royalty payments, and production costs per unit of crude oil and natural gas.

	Norway			International			Total

Amounts in NOK	2006	2005	2004	2006	2005	2004	2006		2005		2004

Average Sales Price1)
crude oil (per barrel)	404.03	342.54	251.43	396.60	340.53	250.40	404.01		342.22		251.27
natural gas (per Sm3)	1.95	1.52	1.09	1.62	2.99	—	1.93		1.52		1.09
Average production cost (per boe)	30.80	25.80	20.80	46.70	21.90	19.50	32.20	2)	25.30	2)	20.70	2)

1)	In the years 2006, 2005 and 2004, Hydro Petroleum has not had any hedging gain or loss that has affected the realized oil and gas prices. Average sales price crude oil is realized by Oil & Energy’s sub-segment Exploration and Production.

2)	Includes the cost of purchased gas for injection with NOK 7.90 per barrel in 2006, NOK 5.40 per barrel in 2005 and NOK 2.80 per barrel in 2004.